METALLA ROYALTY & STREAMING LTD.

FORM 51-102F4

BUSINESS ACQUISITION REPORT

ITEM 1 - IDENTITY OF COMPANY

1.1 Name and Address of Company

Metalla Royalty & Streaming Ltd. ("Metalla" or the "Company")
Suite 501, 543 Granville Street

Vancouver, British Columbia
V6C 1X8

1.2 Executive Officer

Brett Heath, President & CEO Phone: 604-696-0741

ITEM 2 - DETAILS OF THE ACQUISITION

2.1 Nature of Business Acquired

On December 1, 2023, the Company acquired all of the issued and outstanding common shares ("Nova Shares") of Nova Royalty Corp. ("Nova"), pursuant to a court-approved plan of arrangement (the "Arrangement") under the Business Corporations Act (British Columbia). As a result of the Arrangement, Nova is a wholly-owned subsidiary of the Company. Nova is a copper and nickel-focused royalty company existing under the laws of the Province of British Columbia.

Following completion of the Arrangement, the Nova Shares were delisted from the TSX Venture Exchange and ceased to be quoted on the OTCQB, and Nova has ceased to be a reporting issuer in each of the provinces of Canada.

For further information about the Arrangement, please refer to the Arrangement Agreement dated September 7, 2023 (the "Arrangement Agreement") between Metalla and Nova, a copy of which has been filed under the Company's profile on the SEDAR+ at www.sedarplus.ca.

2.2 Acquisition Date December 1, 2023.

2.3 Consideration

Under the terms of the Arrangement, shareholders of Nova received 0.36 of a common share of the Company ("Metalla Share") for every one Nova Share held.

2

Pursuant to the Arrangement, Nova options became immediately vested, and such Nova options have been exchanged for replacement options exercisable for Metalla Shares at the same conversion ratio applicable to the Nova Shares, and any certificate or option agreement previously evidencing Nova options now evidences (and shall be deemed to evidence) such replacement options. All other terms and conditions of the replacement options, including the term of expiry, conditions to and manner of exercising, are the same as the Nova options for which they were exchanged, except that the term to expiry of any replacement options shall be extended to the 12-month anniversary of the effective date of the Arrangement for certain holders (e.g. for those that ceased to be an employee, consultant, officer or director of Nova or Metalla, as the case may be), provided that in no case shall the date of expiry of any replacement option extend beyond the date that is 10 years from the date of grant of the original Nova option.

Pursuant to the Arrangement, each restricted share unit of Nova that was outstanding immediately prior to completion of the Arrangement was deemed to be fully vested and settled in Nova Shares, which Nova Shares participated in the Arrangement.

2.4 Effect on Financial Position

Upon completion of the Arrangement, Nova became a wholly-owned subsidiary of the Company. The business and operations of Nova have combined with those of the Company.

The Company does not currently have any plans or proposals for material changes in the business acquired pursuant to the Arrangement which may have a significant impact on the financial performance and financial position of the Company, including any proposal to sell, lease or exchange all or substantially all or a substantial part of the business acquired pursuant to the Arrangement or to make any material changes to the Company's business.

2.5 Prior Valuations

No valuation opinions were obtained within the last 12-months by the Company as required by securities legislation or as required by a Canadian exchange or a market to support the consideration paid by the Company in connection with the Arrangement.

2.6 Parties to the Transaction

Each of Brett Heath and E.B. Tucker, directors of Metalla as at the date of the Arrangement Agreement, were also directors of Nova at the time of entering into the Arrangement Agreement, and were therefore "informed persons" (as such term is defined in section 1.1 of National Instrument 51-102 - Continuous Disclosure Obligations ("NI 51-102")). In addition, in respect of Nova, the Arrangement was subject to the requirements of Multilateral Instrument 61-101 - Protection of Minority Shareholders in Special Transactions, and as a consequence of which, the Arrangement required minority shareholder approval; such approval was obtained at Nova's special meeting of shareholders held on November 27, 2023.

2.7 Date of Report

December 22, 2023.

3

ITEM 3 - FINANCIAL DISCLOSURE

Pursuant to Part 8 of NI 51-102, the following financial statements are incorporated by reference in or attached as schedules to this Business Acquisition Report and form part of this Business Acquisition Report:

Schedule A The audited consolidated financial statements of Nova as at and for the years ended December 31, 2022 and 2021, together with the notes thereto and the independent auditor's report thereon.

Schedule B The interim unaudited consolidated financial statements of Nova as at and for the three and six month periods ended June 30, 2023 and 2022.

Schedule C The unaudited pro forma consolidated financial statements of the Company that give effect to the Arrangement, which are comprised of:

(i) the pro forma interim consolidated statement of financial position as at June 30, 2023; and

(ii) the pro forma consolidated statement of income (loss) for each of (a) the six month period ended June 30, 2023, and (b) for the year ended December 31, 2022,

in each case, together with the notes thereto and other information required by Part 8 of NI 51-102.

The Company has not requested the consent of Nova's auditor to incorporate the above financial statements of Nova, together with the notes and auditor's report for the audited financial statements into this Report, and therefore such consent has not been provided.

Schedule A

[See attached]

NOVA ROYALTY CORP.

CONSOLIDATED FINANCIAL STATEMENTS
(Audited - Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

Deloitte LLP 410 West Georgia Street Vancouver BC, V6B 1Z3 Canada www.deloitte.ca

Independent Auditor's Report

To the Shareholders and the Board of Directors of
Nova Royalty Corp.

Opinion

We have audited the consolidated financial statements of Nova Royalty Corp. (the "Company"), which comprise the consolidated statement of financial position as at December 31, 2022, and the consolidated statement of loss and comprehensive loss, changes in equity and cash flows for the year then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies (collectively referred to as the "financial statements").

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2022, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS").

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards ("Canadian GAAS"). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

A key audit matter is a matter that, in our professional judgment, was of most significance in our audit of the consolidated financial statements for the year ended December 31, 2022. This matter was addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on this matter.

Convertible Debentures - Refer to Notes 2 and 7 to the financial statements

Key Audit Matter Description

In January and May of 2022, advances were drawn on the convertible loan facility held by the Company for a total amount of $3.0 million ("Convertible debentures"). Convertible debentures are compound financial instruments issued by the Company that can be converted to a fixed number of common shares of the Company at the option of the holder. The liability component of a compound financial instrument is recognized initially at the fair value measured as the present value of future cash flows associated with the convertible debenture, using the estimated interest rate at the date of issuance. The equity component is measured as the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component.

While management is required to make several judgments, estimates and assumptions relating to the convertible debentures, those with the highest degree of subjectivity relate to 1) the appropriateness of the accounting treatment and 2) the reasonableness of the estimated interest rate used in the valuation of the convertible debentures. Auditing these judgments, estimates and assumptions required a high degree of auditor judgement and an increased extent of audit effort, including the involvement of fair value specialists.

How the Key Audit Matter Was Addressed in the Audit

Our audit procedures related to the appropriateness of the accounting treatment and reasonableness of the estimated interest rate used in the valuation of convertible debentures, included the following, among others:

• Evaluated the appropriateness of management's assessment relating to the accounting treatment of the convertible debentures by:

-  Obtaining and reading the executed contracts to determine whether all key facts and circumstances were incorporated into management's assessment;

-  Analyzing relevant accounting standards, including various aspects of IFRS, conceptual framework and guidance;

• With the assistance of fair value specialists, evaluated the reasonableness of the interest rate by developing an independent estimate of interest rates based on comparable debt transactions and comparing those to the interest rate selected by management.

Other Information

Management is responsible for the other information. The other information comprises Management's Discussion and Analysis.

Our opinion on the financial statements does not cover the other information and we do not express any form of assurance conclusion thereon. In connection with our audit of the financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

We obtained Management's Discussion and Analysis prior to the date of this auditor's report. If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact in this auditor's report. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company's financial reporting process.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian GAAS will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Canadian GAAS, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

• Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

• Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.

• Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor's report is Brenton Francis.

/s/ Deloitte LLP

Chartered Professional Accountants

Vancouver, British Columbia

March 23, 2023

INDEPENDENT AUDITOR'S REPORT

To the Shareholders of

Nova Royalty Corp.

Opinion

We have audited the accompanying financial statements of Nova Royalty Corp. (the "Company"), which comprise the statement of financial position as at December 31, 2021, and the statements of loss and comprehensive loss, changes in equity and cash flows for the year then ended, and notes to the financial statements, including a summary of significant accounting policies.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2021 and its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board.

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our re port. We are independent of the Company in accordance with the ethical requirements that are relev ant to our audit of the financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a basis for our opinion.

Other Information

Management is responsible for the other information. The other information obtained at the date of this auditor's report includes Management's Discussion and Analysis.

Our opinion on the financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

We obtained Management's Discussion and Analysis prior to the date of this auditor's report. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial sta tements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company's financial reporting process.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

• Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

• Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.

• Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

The engagement partner on the audit resulting in this independent auditor's report is Guy Thomas.

Vancouver, Canada	Chartered Professional Accountants

April 27, 2022

NOVA ROYALTY CORP.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in Canadian Dollars)

	December 31	December 31
	2022	2021
ASSETS
Current assets
Cash	$1,087,378	$962,745
Receivables (Note 3)	880,258	1,000,568
Prepaid expenses	108,990	217,091
Total current assets	2,076,626	2,180,404
Non-current assets
Royalty interests (Note 4)	85,990,330	83,347,266
Deferred acquisition costs (Note 5)	82,062	291,538
Total non-current assets	86,072,392	83,638,804
TOTAL ASSETS	$88,149,018	$85,819,208

LIABILITIES AND EQUITY
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities (Note 6, 9)	$2,298,999	$2,493,967
Total current liabilities	2,298,999	2,493,967
Non-current liabilities
Convertible debentures (Note 7)	9,151,616	4,898,593
Total non-current liabilities	9,151,616	4,898,593
Total liabilities	11,450,615	7,392,560
EQUITY
Share capital (Note 8)	92,237,822	88,859,743
Commitment to issue shares (Note 9)	28,572	28,572
Equity portion of convertible debentures (Note 7)	317,043	202,378
Share based compensation reserve (Note 8)	5,861,966	3,175,909
Warrant reserve	-	10,818
Deficit	(21,747,000)	(13,850,772)
Total equity	76,698,403	78,426,648
TOTAL LIABILITIES AND EQUITY	$88,149,018	$85,819,208

Nature of operations and going concern (Note 1)

Commitments (Notes 4 and 12)

Events after reporting date (Note 14)

These consolidated financial statements were authorized for issuance by the Board of Directors on March 23, 2023.

Approved by the Board of Directors

"Alex Tsukernik"	Director	"Guy Elliott"	Director

The accompanying notes are an integral part of these consolidated financial statements.

NOVA ROYALTY CORP.

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(Expressed in Canadian Dollars)

	Year ended	Year ended
	December 31	December 31
	2022	2021
Revenue from royalty interests	$1,996,632	$703,044
Depletion on royalty interests (Note 4)	(1,200,840)	(395,829)
Gross profit	795,792	307,215

General and administrative expenses
Consulting fees (Note 9)	1,614,073	1,265,812
Office and administrative expenses	1,662,767	1,420,822
Professional fees	456,380	513,415
Share based compensation (Note 8, 9)	3,696,551	2,886,380
Transfer agent and filing fees	110,421	183,608
	7,540,192	6,270,037
Loss from operations	(6,744,400)	(5,962,822)
Interest and accretion on convertible debentures (Note 7)	(1,084,677)	(838,036)
Impairment of royalty interest (Note 4)	-	(2,661,221)
Other expenses	(201)	(18,297)
Foreign exchange (loss) gain	(72,436)	47,559
Loss before income taxes	(7,901,714)	(9,432,817)
Deferred income tax recovery	5,486	8,553
Loss and comprehensive loss	$(7,896,228)	$(9,424,264)

Basic and diluted loss per share	$(0.09)	$(0.12)
Weighted average number of shares outstanding - basic and diluted	85,319,541	77,363,614

The accompanying notes are an integral part of these consolidated financial statements.

NOVA ROYALTY CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)

	Year ended	Year ended
	December 31	December 31
	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year	$(7,896,228)	$(9,424,264)

Items not affecting cash:
Depletion	1,200,840	395,829
Share-based payments	3,696,551	2,886,380
Interest and accretion on convertible debentures	1,084,677	838,036
Impairment of royalty interest	-	2,661,221
Unrealized foreign exchange effect	(30,711)	(37,590)
Deferred income tax recovery	(5,486)	(8,553)

Changes in non-cash operating working capital items
Receivables	125,313	(922,692)
Prepaid expenses	108,101	(130,465)
Accounts payable and accrued liabilities	(423,615)	(752,646)
Net cash used in operating activities	(2,140,558)	(4,494,744)

CASH FLOWS USED IN INVESTING ACTIVITIES
Acquisition of royalty interests	(2,286,098)	(29,597,405)
Deferred acquisition costs	(82,211)	(292,300)
Net cash used in investing activities	(2,368,309)	(29,889,705)

CASH FLOWS FROM FINANCING ACTIVITIES
Shares issued	2,020,871	20,252,136
Share issue costs	(398,367)	(1,534,213)
Issuance of convertible debentures	3,000,000	5,000,000
Transaction costs for convertible debentures	(24,366)	(296,061)
Standby charges paid	-	(8,255)
Exercise of stock options and share purchase warrants	57,999	6,568,414
Net cash provided by financing activities	4,656,137	29,982,021

Effect of exchange rate changes on cash	(22,637)	(35,514)

Change in cash	124,633	(4,437,942)
Cash, beginning of year	962,745	5,400,687
Cash, end of year	$1,087,378	$962,745

Supplemental disclosure with respect to cash flows (Note 10)

The accompanying notes are an integral part of these consolidated financial statements.

NOVA ROYALTY CORP.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Expressed in Canadian Dollars)

	Number of shares	Share capital	Commitment to issue shares	Equity portion of convertible debentures	Share based compensation reserves	Warrant reserves	Deficit	Total equity
Balance as at December 31, 2020	57,984,249	$31,134,746	$28,572	$151,947	$796,975	$378,550	$(4,426,508)	$28,064,282

Shares issued for cash	6,018,900	20,252,136	-	-	-	-	-	20,252,136
Shares issued for royalty interests	6,381,757	28,239,714	-	-	-	-	-	28,239,714
Share issue costs	-	(1,534,213)	-	-	-	-	-	(1,534,213)
Stock options exercised	1,375,000	601,196	-	-	(257,446)	-	-	343,750
Share purchase warrants exercised	8,595,997	6,592,396	-	-	-	(367,732)	-	6,224,664
Convertible debenture converted	3,535,691	3,323,768	-	(151,947)	-	-	-	3,171,821
Convertible debenture - equity component	-	-	-	202,378	-	-	-	202,378
Share-based payments - RSUs	-	-	-	-	1,301,998	-	-	1,301,998
Share-based payments - Options	-	-	-	-	1,584,382	-	-	1,584,382
RSUs settled	500,000	250,000	-	-	(250,000)	-		-
Loss and comprehensive loss for the year	-	-	-	-	-	-	(9,424,264)	(9,424,264)
Balance as at December 31, 2021	84,391,594	88,859,743	28,572	202,378	3,175,909	10,818	(13,850,772)	78,426,648

Shares issued for cash	1,123,300	2,020,871	-	-	-	-	-	2,020,871
Shares issued for royalty interests	218,551	676,265	-	-	-	-	-	676,265
Share issue costs	-	(398,367)	-	-	-	-	-	(398,367)
Stock options exercised	150,000	65,585	-	-	(28,085)	-	-	37,500
Share purchase warrants exercised	40,998	31,317	-	-	-	(10,818)	-	20,499
Convertible debenture - equity component	-	-	-	114,665	-	-	-	114,665
Share-based payments - RSUs	-	-	-	-	707,256	-	-	707,256
Share-based payments - Options	-	-	-	-	2,989,294	-	-	2,989,294
RSUs settled	794,366	982,408	-	-	(982,408)	-	-	-
Loss and comprehensive loss for the year	-	-	-	-	-	-	(7,896,228)	(7,896,228)
Balance as at December 31, 2022	86,718,809	$92,237,822	$28,572	$317,043	$5,861,966	$-	$(21,747,000)	$76,698,403

The accompanying notes are an integral part of these consolidated financial statements.

NOVA ROYALTY CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian Dollars) FOR THE YEAR ENDED DECEMBER 31, 2022

1. NATURE OF OPERATIONS AND GOING CONCERN

Nova Royalty Corp. (the "Company") is a royalty company focused on copper and nickel deposits. The Company was incorporated pursuant to the provisions of the British Columbia Business Corporations Act on July 20, 2018 and changed its name to Nova Royalty Corp. on June 9, 2020. The Company's head office, registered, and records office address is 501 - 543 Granville Street, Vancouver, British Columbia, Canada. The Company's common shares are listed on the TSX Venture Exchange ("TSX-V") under the symbol "NOVR" and on the OTCQB Venture Market ("OTCQB") under the symbol "NOVRF."

These consolidated financial statements are prepared on a going concern basis, which assumes that the Company will be able to meet its obligations and continue its operations for its next twelve months. Realization values may be substantially different from the carrying values shown and these consolidated financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern. Management estimates it will have sufficient cash to finance operations, and royalty acquisition milestone payments over the next 12 months through a combination of cash generated from royalty interests, draws on its convertible debt facility (Note 7), and issuance of shares under its at- the-market ("ATM") equity program (Note 8) or through other equity financings. The Company's continuing operations and the ability of the Company to meet commitments in the longer term are dependent on the realization of royalty interests, the acquisition of further cash generating royalty interests and upon the ability of the Company to continue to raise additional debt or equity financing.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Statement of compliance

These financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS").

Basis of Measurement and Presentation

These financial statements have been prepared on a historical cost basis. In addition, these financial statements have been prepared using the accrual basis of accounting except for cash flow information. These financial statements are presented in Canadian dollars ("CAD"), which is also the Company's functional currency.

Basis of consolidation

The consolidated financial statements comprise the accounts of Nova Royalty Corp., the parent company, and its controlled subsidiary, after the elimination of all significant intercompany balances and transactions.

Subsidiaries

Subsidiaries are all entities over which the Company has exposure to variable returns from its involvement and has the ability to use power over the investee to affect its returns. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company until the date on which control ceases. The accounts of subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. Inter-company transactions, balances and unrealized gains or losses on transactions are eliminated. The Company's only subsidiary is Nova Royalty USA Corp., wholly owned and incorporated in the state of Delaware, USA.

Reclassification

Certain comparative figures have been reclassified to conform to the current year presentation.

Foreign currency translation

The functional currency of the Company and its subsidiary is the Canadian dollar, which is the currency of the primary economic environment in which the entities operate. Determination of functional currency may involve certain judgments to determine the primary economic environment.

Transactions in currencies other than the Canadian dollar are recorded at exchange rates prevailing on the dates of the transactions. At the end of each reporting period, the monetary assets and liabilities of the Company that are denominated in foreign currencies are translated at the rate of exchange at the reporting date while non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at the exchange rates approximating those in effect on the date of the transactions. Exchange gains and losses arising on translation are included in profit or loss.

NOVA ROYALTY CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian Dollars) FOR THE YEAR ENDED DECEMBER 31, 2022

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

Financial instruments

The Company's financial instruments consist of cash, receivables, accounts payable and accrued liabilities and convertible debentures. All financial instruments are initially recorded at fair value and subsequently as follows: Cash, receivables, accounts payable and accrued liabilities and the liability component of convertible debentures are classified at amortized cost. Both financial assets and financial liabilities recorded at amortized cost are measured using the effective interest method.

The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled, or expire. The Company also derecognizes a financial liability when its terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value. On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss.

Expected Credit Losses ("ECLs")

The Company recognizes loss allowances for ECLs on financial assets accounted for at amortized cost which are subject to credit risk include cash and receivables. The Company measures loss allowances at an amount equal to 12-month ECLs, except for financial assets in which the credit risk has significantly increased since initial recognition, which are measured at lifetime ECLs. When considering whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Company considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on the Company's historical experience and informed credit assessment, that includes forward-looking information.

Lifetime ECLs are the ECLs that result from all possible default events over the expected life of a financial instrument.

12-month ECLs are the portion of ECLs that result from default events that are possible within the 12 months after the reporting date (or a shorter period if the expected life of the instrument is less than 12 months).

The maximum period considered when estimating ECLs is the maximum contractual period over which the Company is exposed the credit risk.

Royalty interests

Royalty interests consist of acquired royalty interests pursuant to purchase agreements and deferred acquisition costs reallocated on signing of a definitive agreement. Royalty interests are recorded at cost and capitalized as tangible assets with finite lives. They are subsequently measured at cost less accumulated depletion and accumulated impairment losses and reversals.

The major categories of the Company's royalty interests are producing, development and exploration. Producing assets are those that have generated revenue from steady-state operations for the Company or are expected to in the next year. Development assets are interests on projects which are not yet producing, but where in management's view, the technical feasibility and commercial viability of extracting mineral resource are demonstrable. Exploration assets represent interests in projects where technical feasibility and commercial viability of extracting a mineral resource are not demonstrable. Royalty interests for producing and development stage assets are recorded at cost and capitalized in accordance with IAS 16 Property, Plant and Equipment ("IAS 16"), while exploration assets are recorded and capitalized in accordance with IFRS 6 Exploration for and Evaluation of Mineral Resources ("IFRS 6").

Management uses the following criteria in its assessment of technical feasibility and commercial viability:

(i) Geology: There is a known mineral deposit which contain mineral reserves or resources; or the project is adjacent to a mineral deposit that is already being mined or developed and there is sufficient geologic certainty of converting the deposit into mineral reserves or resources; and

(ii) Accessibility and authorization: there are no significant unresolved issue impacting the accessibility and authorization to develop or mine the mineral deposit, and social, environmental and governmental permits and approvals to develop or mine the mineral deposit appear obtainable.

Project evaluation costs that are not related to a specific agreement are expensed in the period incurred.

NOVA ROYALTY CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian Dollars) FOR THE YEAR ENDED DECEMBER 31, 2022

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

Royalty interests (cont'd…)

Depletion

Producing mineral royalty interests are depleted using the units-of-production method over the life of the mineral property to which the interest relates. The Company uses publicly available statements of reserves and resources for the mineral royalty property to estimate the life of the property. The cost basis is amortized over the remaining life of the mineral property, using the estimated proven and probable reserves and the portion of measured and indicated resources that is reasonably expected to be extracted economically.

Acquisition costs of development and exploration stage royalty interests are capitalized and are not depleted until such time as revenue-generating activities begin.

Impairment of non-financial assets

Producing and development stage royalty interests are assessed for indications of impairment in accordance with IAS 36 Impairment of Assets ("IAS 36").

Exploration stage royalty interests are assessed for indications of impairment in accordance with IFRS 6. An interest that has previously been classified as exploration is also assessed for impairment before reclassification to either development or producing, and the impairment loss, if any, is recognized as a component of loss and comprehensive loss.

Impairment is assessed the level of cash-generating unit ("CGU"), which is the lowest level for which cash inflows are largely independent of those of other assets. This is usually at the individual royalty interest level for each property.

At the end of each reporting period, the Company assesses each royalty interest to determine whether any indication of impairment or impairment reversal exists. If such an indication exists, the recoverable amount of the royalty interest is estimated in order to determine the extent of the impairment or impairment reversal (if any). The recoverable amount of each royalty interest is the higher of fair value less cost of disposal ("FVLCD") and value in use ("VIU"). The FVLCD represents the amount that could be received from each royalty interest in an arm's length transaction at the measurement date. The VIU represents the present value of the future cash flows expected to be derived from a royalty interest.

The future cash flow expected is derived using estimates of proven and probable reserves, a portion of resources that is expected to be converted into reserves and information regarding the mineral property that could affect the future recoverability of the Company's interest. Discount factors are determined individually for each asset and reflect their respective risk profiles. In certain circumstances, the Company may use a market approach in determining the recoverable amount which may include an estimate of (i) net present value of estimated future cash flows; (ii) dollar value per ounce or pound of reserve/resource; (iii) cash-flow multiples; and/or (iv) market capitalization of comparable assets.

If the carrying amount of the royalty interest exceeds its recoverable amount, the royalty interest is considered impaired and an impairment charge is reflected as a component of loss and comprehensive loss so as to reduce the carrying amount to its recoverable value.

A previously recognized impairment charge is reversed only if there has been an indicator of a potential impairment reversal and the resulting assessment of the royalty interest's recoverable amount exceeds its carrying value. If this is the case, the carrying amount of the royalty interest is increased to its recoverable amount. The increased amount cannot exceed the carrying amount that would have been determined, net of depletion, had no impairment charge been recognized for the royalty interest in prior years. Such reversal is reflected as a component of loss and comprehensive loss.

Deferred acquisition costs

From the point an initial offer is submitted, costs incurred or accrued prior to the execution and closing of a royalty agreement are deferred. Deferred costs are reallocated to royalty interests upon signing of a definitive agreement. If management determines not to proceed with a proposed royalty acquisition, the deferred costs are expensed at that time.

NOVA ROYALTY CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian Dollars) FOR THE YEAR ENDED DECEMBER 31, 2022

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

Convertible Debentures

Convertible debentures are compound financial instruments issued by the Company that can be converted to common shares of the Company at a fixed price at the option of the holder. The liability component of a compound financial instrument is recognized initially at the fair value measured as the present value of future cash flows associated with the convertible debenture, using the estimated interest rate at the date of issuance that would be required if the debenture did not have an equity conversion option. The equity component is measured as the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component, and recognized as a component of equity reserves. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts. The impact of deferred taxes is recognized in equity reserves as the temporary difference relates to the amount attributed to the equity conversion option.

Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the effective interest rate method. The equity component of a compound financial instrument is not remeasured subsequent to initial recognition.

Finance costs

The Company's finance costs include interest expense and accretion recognized using the effective interest method and standby charges on the Company's convertible debentures. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial instrument to the amortized cost of the financial liability.

Share based compensation

The Company has various forms of share based compensation, including stock options, and restricted share units ("RSUs"). The calculation of the fair value of stock options and RSUs requires the use of estimates.

The Company recognizes a share based compensation expense for all stock options and RSUs awarded to employees, officers, directors and consultants based on the fair values of the stock options and RSUs at the date of grant. The fair values of stock options and RSUs at the date of grant are expensed over the vesting periods of the stock options and RSUs, respectively, with a corresponding increase to equity reserves.

Stock options

The fair value of stock options granted to employees, officers, and directors are determined using the Black-Scholes option pricing model with market related inputs as of the date of grant. The fair value of stock options granted to consultants or other non-insiders are measured at the fair value of goods and services received from these parties or by using the Black-Scholes option pricing model if the fair value of goods or services received cannot be measured reliably.

When stock options are exercised, the cash proceeds along with the amount previously recorded as equity reserves are recorded as share capital. When the right to receive options is forfeited before the options have vested, any expense previously recorded is reversed.

Restricted share units

At the discretion of the Board of Directors of the Company, RSUs can be settled through a lump sum cash payment, through the issuance of common shares of the Company or a combination of both. The fair value of RSUs granted to employees, officers, and directors is the market value of the underlying shares at the date of grant. The fair value of RSUs granted to consultants or other non-insiders is measured at the fair value of goods and services received from these parties or at the market value of the underlying shares at the date of grant if the fair value of goods or services received cannot be measured reliably. RSUs granted to date have been treated as equity based grants as it has been the intention of the Board of Directors to settle RSUs in common shares.

On settlement of RSUs on or after the vesting date, the fair value of the underlying shares issued and previously recorded as equity reserves are transferred to share capital.

Stock options and RSUs with graded vesting schedules are accounted for as separate grants with different vesting periods and fair values.

NOVA ROYALTY CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian Dollars) FOR THE YEAR ENDED DECEMBER 31, 2022

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

Valuation of equity units issued in private placements

The Company has adopted a residual value method with respect to the measurement of shares and warrants issued as private placement units. The residual value method first allocates the fair value of common shares based on recent transactions or quoted market price on the date of issuance of the units and the balance, if any, is allocated to the attached warrants. Any fair value attributed to the warrants is recorded in reserves.

Joint arrangement

A joint arrangement is defined as an arrangement over which two or more parties have joint control, which is the contractually agreed sharing of control over an arrangement. This exists only when the decisions about relevant activities (being those that significantly affect the returns of the arrangement) require unanimous consent of the parties sharing control.

A joint arrangement can take the form of a joint venture or joint operation. A joint venture is a joint arrangement in which the Company has rights to only the net assets of the arrangement and is accounted for using the equity method of accounting. A joint operation is a joint arrangement in which the Company has rights to the assets and obligations for the liabilities relating to the arrangement. Joint operations are accounted for by recognizing the Company's share of the assets, liabilities, revenue, expenses and cash flows of the joint operation in these financial statements.

The Company is party to a joint operation with Metalla Royalty & Streaming Ltd. ("Metalla"), whereby the Company and Metalla jointly acquired the NuevaUnión royalty (Note 4) through incorporation of a Canadian special purpose vehicle Nueva Royalty Ltd ("Nueva"). The Company holds an economic interest equal to the copper derived royalty interest held by Nueva, and an equity interest equal to 50% of the common voting shares. The Company determined that it has joint control over Nueva given that decisions about relevant activities require unanimous consent of the parties to the joint arrangement. The Company further determined that the joint arrangement is a joint operation, based on the terms of a contractual agreement between the parties.

Revenue recognition

A performance obligation is a promise in a contract to transfer control of a distinct good or services (or integrated package of goods and/or services) to a customer. A contract's transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, a performance obligation is satisfied. Revenue is comprised of revenue earned in the period from royalty interests.

For royalty interests, the commodities are sold by the mine operator to its customers under contracts that are established for the mining property on which the royalty interest is held. The Company recognizes revenue related to these sales when control over the commodity transfers from the mine operator to its customer. The transfer of control occurs when the mine operator delivers the commodity to the customer, and at that point, the risk and rewards of ownership transfers to the customer and the Company has an unconditional right to payment under the royalty agreement.

Revenue from the royalty arrangement is measured at the transaction price agreed in the royalty arrangement with the operator of each mining property. The transaction price is the percentage of gross revenues associated with the commodity sold less contractually allowable deductions and costs, if any, per the terms of the royalty agreement.

Loss per share

The Company presents basic and diluted loss per share ("EPS") data for its common shares, calculated by dividing the loss attributable to equity shareholders of the Company by the weighted average number of common shares issued and outstanding during the period. Diluted EPS is calculated by adjusting the loss attributable to equity shareholders and the weighted average number of common shares outstanding for the effects of all potentially dilutive common shares. The calculation of diluted EPS assumes that the proceeds to be received on the exercise of dilutive stock options, RSUs, and warrants are used to repurchase common shares at the average market price during the period. In addition, common shares that would have been outstanding if potentially dilutive common shares had been issued as a result of any convertible debentures outstanding are included using the "if converted" method. Diluted EPS does not adjust the loss attributable to common shareholders or the weighted average number of common shares outstanding when the effect is antidilutive.

NOVA ROYALTY CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian Dollars) FOR THE YEAR ENDED DECEMBER 31, 2022

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

Income taxes

Income tax expense consists of current and deferred tax expense. Income tax expense is recognized in profit or loss except to the extent it relates to items recognized directly in equity.

Current tax expense is the expected tax payable on the taxable income for the period, using tax rates enacted or substantively enacted at period end, and any adjustments to tax payable with regards to previous periods.

Deferred tax assets and liabilities are recognized for deferred tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and losses carried forward. Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized, or the liability settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in profit or loss in the period that substantive enactment occurs.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, the deferred tax asset is reduced.

Current and deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decisionmaker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segment, has been identified as the Chief Executive Officer ("CEO").

The Company operates in a single segment, the acquisition and management of royalty interests. Geographic information of the Company's royalty interests is included in Note 4.

Critical accounting estimates and judgments

The preparation of the Company's financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management's experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

Information about significant areas of estimation uncertainty and judgments made by management in preparing the financial statements are described below. The preparation of financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue, and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Estimates

Critical accounting estimates are estimates and assumptions made by management that may result in a material adjustment to the carrying amount of assets and liabilities within the next financial year and include, but are not limited to, the following:

Fair value of share based compensation

The fair values of share based compensation are subject to the limitations of the Black-Scholes option pricing model that incorporates market data and involves uncertainty in estimates used by management in the assumptions. Because the Black-Scholes option pricing model requires the input of highly subjective assumptions, including the volatility of share prices and expected option life, changes in subjective input assumptions can materially affect the fair value estimate.

NOVA ROYALTY CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian Dollars) FOR THE YEAR ENDED DECEMBER 31, 2022

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

Critical accounting estimates and judgments (cont'd…)

Estimates (cont'd…)

Impairment of Royalty interests

In accordance with the Company's accounting policy, royalty interests are evaluated on a periodic basis to determine whether there are any indications of impairment. If any such indication exists, a formal estimate of recoverable amount is performed and an impairment loss recognized to the extent that carrying amount exceeds recoverable amount. The recoverable amount of a royalty asset is measured at the higher of FVLCD and VIU. The determination of VIU requires management to make estimates and assumptions about expected production and sales volumes, the proportion of areas subject to royalty rights, commodity prices (considering current and historical prices, price trends and related factors), and reserves. These estimates and assumptions are subject to risk and uncertainty; hence there is a possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances, some or all of the carrying value of the assets may be further impaired or the impairment charge reduced with the impact recorded in profit or loss.

Depletion of producing royalty interests

The Company's revenue generating royalty interests are depleted using the unit of production method over the estimated life of the related mineral property. The estimated life of the related mineral property requires the use of estimates and assumptions, including the amount of contained metals, recovery rates and payable rates. Changes to these assumptions could directly impact the depletion rates used. Changes to depletion rates are accounted for prospectively.

Valuation of convertible debentures

On initial recognition, the fair value of the liability component of convertible debentures is calculated using a discounted cash flow method, which requires management to make an estimate of the appropriate discount rate that would be required if the debentures did not have a conversion feature.

Judgments

Information about judgments made in applying accounting policies that have the most significant effects on the amounts recognized in the financial statements include:

Joint arrangements

Judgment is required to determine whether the Company has joint control of a contractual arrangement, which requires continuous assessment of the relevant activities and whether the decisions in relation to those activities require unanimous consent. Judgment is also continually required to classify a joint arrangement as either a joint operation or a joint venture when the arrangement has been structured through a separate vehicle. Classifying the arrangement requires the Company to assess its rights and obligations arising from the arrangement. Specifically, the Company considers the legal form of the separate vehicle, the terms of the contractual arrangement and other relevant facts and circumstances. This assessment often requires significant judgment, and a different conclusion on joint control, or whether the arrangement is a joint operation or a joint venture, may have a material impact on the accounting treatment.

Functional currency

The functional currency of the Company and each of its subsidiaries is the currency of the primary economic environment in which the entity operates. Determination of functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions.

Deferred acquisition costs

Judgment is required in determining whether acquisition related costs should be capitalized, including the stage of negotiation of a proposed royalty acquisition and whether the proposed acquisition will result in future economic benefits flowing to the Company.

NOVA ROYALTY CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian Dollars) FOR THE YEAR ENDED DECEMBER 31, 2022

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

Critical accounting estimates and judgments (cont'd…)

Judgments (cont'd…)

Income taxes

The interpretation and application of existing tax laws, regulations or rules in Canada, the United States or any of the countries in which mining operations are located to which the Company holds a royalty interest requires the use of judgment. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on facts and circumstances of the relevant tax position considering all available evidence. Differing interpretation of these laws, regulations or rules could result in an increase in the Company's taxes, or other governmental charges, duties or impositions.

In assessing the probability of realizing deferred income tax assets, the Company makes estimates related to expectations of future taxable income and expected timing of reversals of existing temporary differences. Such estimates are based on forecasted cash flows from operations which require the use of estimates and assumptions such as long-term commodity prices and recoverable ounces of copper or other metals. Therefore, the amount of deferred income tax assets recognized on the statement of financial position could be materially different if actual results differ significantly from forecast.

Impairment indicators

Assessment of impairment and reversal of impairment on the Company's royalty interests at the end of each reporting period requires the use of judgments when assessing whether there are any indicators that give rise to the requirement to conduct an impairment or impairment reversal analysis.

Impact of global and market developments on commodity prices

A number of geopolitical and market factors impacting global commodity markets (including those related to COVID- 19 pandemic and those related to developments in Russia and Ukraine) have contributed to extreme volatility in the price of copper and other metals. Assumptions about future commodity prices, interest rate levels of supply and demand of commodities continue to be subject to greater variability than normal and there is heightened potential for impairments or reversal of impairments with respect to the Company's royalty interests. The continuation of volatile commodity prices for a prolonged period may significantly affect the valuation of the Company's financial and non-financial assets and have a material adverse impact on the Company's profitability, results of operations, financial condition and the trading price of Nova Royalty Corp.

Accounting standard amendment issued but not yet effective IAS 1 - Presentation of Financial Statements

In January 2020, the IASB issued an amendment to IAS 1, Presentation of Financial Statements, to clarify one of the requirements under the standard for classifying a liability as non-current in nature. The amendment includes:

a) Specifying that an entity's right to defer settlement must exist at the end of the reporting period;

b) Clarifying that classification is unaffected by management's intentions or expectations about whether the entity will exercise its right to defer settlement;

c) Clarifying how lending conditions affect classification; and

d) Clarifying if the settlement of a liability refers to the transfer of cash, equity instruments, other assets or services.

The Company will perform an assessment of the amendment on its financial statements prior to the effective date of January 1, 2024. Based on the currently available information, the Company does not anticipate any material impact from this amendment on its financial statements.

NOVA ROYALTY CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian Dollars) FOR THE YEAR ENDED DECEMBER 31, 2022

3. RECEIVABLES

	December 31	December 31
	2022	2021
Royalty receivable	$854,874	$961,885
GST/VAT and other taxes recoverable	23,446	36,745
Other receivables	1,938	1,938
	$880,258	$1,000,568

4. ROYALTY INTERESTS

	December 31				December 31	Historical	Accumulated
	2021	Additions	Depletion	Impairment	2022	Cost	Depletion
Josemaria	$-	$357,358	$-	$-	$357,358	$357,358	$-
Copper World/Rosemont	-	3,477,809	-	-	3,477,809	3,477,809	-
Aranzazu	11,448,754	2,781	(1,200,840)	-	10,250,695	11,847,364	(1,596,669)
West Wall	5,313,588	-	-	-	5,313,588	5,313,588	-
Taca Taca	44,041,003	5,956	-	-	44,046,959	44,046,959	-
Vizcachitas	12,851,393	-	-	-	12,851,393	12,851,393	-
NuevaUnión	4,349,688	-	-	-	4,349,688	4,349,688	-
Dumont	3,359,490	-	-	-	3,359,490	3,359,490	-
Other[1]	1,983,350	-	-	-	1,983,350	1,983,350	-
	$83,347,266	$3,843,904	$(1,200,840)	$-	$85,990,330	$87,586,999	$(1,596,669)

	December 31				December 31	Historical	Accumulated
	2020	Additions	Depletion	Impairment	2021	Cost	Depletion
Aranzazu	$-	$11,844,583	$(395,829)	$-	$11,448,754	$11,844,583	$(395,829)
West Wall	-	5,313,588	-	-	5,313,588	5,313,588	-
Taca Taca	17,516,996	26,524,007	-	-	44,041,003	44,041,003	-
Vizcachitas	-	12,851,393	-	-	12,851,393	12,851,393	-
NuevaUnión	4,348,380	1,308	-	-	4,349,688	4,349,688	-
Dumont	3,357,582	1,908	-	-	3,359,490	3,359,490	-
Other[1]	4,636,397	8,174	-	(2,661,221)	1,983,350	1,983,350	-
	$29,859,355	$56,544,961	$(395,829)	$(2,661,221)	$83,347,266	$83,743,095	$(395,829)

(1) Other consists of the Pacific Empire, Wollaston Copper Belt, and Twin Metals royalty interests.

Josemaria royalty

In May 2022, the Company entered into a purchase agreement with a group of existing royalty holders pursuant to which the Company has secured the right to acquire a portion of an existing royalty on the Josemaria copper-gold- silver project ("Josemaria") in San Juan, Argentina, owned by Lundin Mining Corporation (TSX:LUN, Nasdaq Stockholm:LUMI). The royalty includes a 0.5% net profit interest ("NPI") that covers the area of the mineral reserve estimate for Josemaria and is payable in cash for a period of 10 years commencing on production and an additional US$2,000,000 cash payment six months following two full years of production (in aggregate, the "Josemaria Royalty"). The portion of the royalty that will be acquired by the Company (the "Nova Portion") is subject to the finalization of an estate partitioning process in Argentina. The acquisition is not expected to close until the conclusion of this process. However, through this purchase agreement, the Company has secured rights to future ownership of the Nova Portion at a predetermined price.

This agreement specifies a total purchase price of US$13,712,000 for 100% of the Royalty (the "Total Price"), payable at the achievement of future milestones, plus an additional advanced payment of US$100,000.

The consideration payable to the sellers by the Company (the "Nova Consideration") will be calculated by adjusting the Total Price for the Nova Portion on a pro rata basis. The Company expects to acquire approximately 16.7% of the Josemaria Royalty (representing a 0.08325% NPI) for US$2,289,904, and currently holds a right of first refusal ("ROFR") over an additional 16.7% of the Josemaria Royalty. The total acquisition price of US$2,389,904 is payable as follows:

a) Advanced payments totaling US$100,000, where $34,413 (US$26,832) has been paid and 3,941 common shares have been issued with a fair value of $8,828 (US$6,500), and US$66,666 is due within 10 business days from the date of delivery of certified copies of the estate partitioning agreement;

b) 50% of the Nova Consideration (US$1,144,952), payable in cash 30 business days following the receipt of notice that the Company has been recorded as sole titleholder of the Nova Portion with the relevant mining authority;

c) 25% of the Nova Consideration (US$572,476), payable in cash 30 business days following commencement of construction at Josemaria, provided that the estate partitioning has first been finalized; and

NOVA ROYALTY CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian Dollars) FOR THE YEAR ENDED DECEMBER 31, 2022

4. ROYALTY INTERESTS (cont'd…)

Josemaria r.oyalty (cont'd…)

d) 25% of the Nova Consideration (US$572,476), payable in cash 30 business days following the 12-month anniversary of commercial production at Josemaria, provided that the estate partitioning has first been finalized.

Copper World & Rosemont royalty

In January 2022, the Company acquired a 0.135% net smelter return ("NSR") royalty on the Copper World and Rosemont copper projects in Arizona, USA, owned by Hudbay Minerals Inc. ("HudBay"; TSX:HBM; NYSE:HBM). The total acquisition price of US$5,463,236, is payable as follows:

a) US$992,647 ($1,261,853) in cash and US$500,000 in common shares (issued 214,610 common shares of the Company with a fair value of $667,437) each paid on closing;

b) US$992,647 in cash (accrued $1,344,441 as at December 31, 2022) due on or before the earlier of: (i) January 25, 2023 (subsequently extended to May 8, 2023); and (ii) 30 days after the Company completes a single equity financing resulting in aggregate net proceeds of at least US$10,000,000; and

c) US$2,977,942 in cash due 30 days following the later of 12 months after the announcement of full-scale production and the receipt of the first three royalty payments under the agreement.

The Company retains a ROFR in respect to an additional 0.540% NSR owned by the sellers of the royalty.

Aranzazu royalty

In August 2021, the Company acquired a 1.0% NSR royalty on the Aranzazu producing copper-gold-silver mine (the "Aranzazu Royalty" or "Aranzazu") in Zacatecas, Mexico, owned by Aura Minerals Inc. ("Aura"; TSX:ORA). Consideration of $10,104,560 (US$8,000,000) cash and 388,093 common shares of the Company with a fair value of $1,206,970 was paid on closing of the acquisition.

The Company is entitled to 1.0% of the NSR on all products sold at Aranzazu, less certain allowable deductions, provided that the monthly average price per pound of copper, as quoted by the London Metals Exchange, equals or exceeds US$2.00 per pound. As part of the acquisition, the Company paid cash finder's fees of $73,776 and non- cash finders fees through the issuance of 35,218 common shares, valued at $101,428.

The Company recorded revenues from royalty interests of $1,988,168 related to the Aranzazu royalty during the year ended December 31, 2022 (2021 - $694,904).

West Wall royalty

In June 2021, the Company acquired rights to a 1.0% net proceeds royalty ("NPR") from Sociedad Minera Auromín Limitada ("Auromín") on the West Wall copper-gold-molybdenum project located in the central Chilean Andes. The project is a joint venture owned 50/50 by Anglo American PLC ("Anglo American"; GBX:AAL) and Glencore PLC ("Glencore"; LSE:GLEN). Cash consideration of $5,105,436 (US$4,200,000) was paid on closing of the acquisition.

Under the terms of the agreement, the Company also has rights to receive a 1.0% NPR in other mining tenements established as designated areas within the Project Area as defined in the agreement.

As part of the acquisition, the Company paid a 2% finder's fee through the issuance of 30,748 common shares, valued at $103,621.

Taca Taca royalty

In November 2020, the Company acquired a 0.24% NSR royalty on the Taca Taca copper-gold-molybdenum project operated by First Quantum Minerals (TSX:FM) in Salta Province of Argentina ("Taca Taca") from certain private sellers for total consideration of US$10,5000,000 cash and 2,000,000 common shares, payable as follows:

a) $11,070,230 (US$8,500,000) cash and 2,000,000 common shares of the Company, with a fair value of $3,200,000, each paid on closing;

b) US$500,000 cash due six months after closing ($608,045 paid May 2021);

c) US$1,000,000 cash due twelve months after closing ($1,239,478 paid November 2021); and

d) US$500,000 cash due twenty-four months after closing ($669,082 paid November 2022).

NOVA ROYALTY CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian Dollars) FOR THE YEAR ENDED DECEMBER 31, 2022

4. ROYALTY INTERESTS (cont'd…)

Taca Taca royalty (cont'd…)

As part of the acquisition, the Company paid a 2% finder's fee through the issuance of 212,702 common shares valued at $340,323. The royalty is subject to a buyback right based on the proven reserves at Taca Taca in a feasibility study completed by a recognized, international consulting firm that is contracted by mutual consent of all parties, including royalty holders. The buyback amount will be based on the amount of the proven reserves multiplied by the prevailing market prices of all applicable commodities within Taca Taca.

In February 2021, the Company acquired a further 0.18% NSR on the Taca Taca project, increasing the total NSR royalty to 0.42%. The acquisition price was $3,809,400 (US$3,000,000) in cash and 4,545,454 common shares of the Company, with a fair value of $21,954,543, both paid on closing of the agreement. A further US$4,000,000 is due within 10 days after the date of the commencement of commercial production on the Taca Taca project. As part of the acquisition, the Company paid a 2% finder's fee through the issuance of 103,359 common shares with a fair value of $525,064.

Vizcachitas royalty

In February 2021, the Company completed the acquisition of a 0.98% NSR royalty on open pit operations and 0.49% NSR royalty on underground operations on the San Jose 1/3000 exploitation concession which represents approximately 50% of the project area within the Vizcachitas copper-molybdenum porphyry project in Central Chile. Vizcachitas is 100% owned by Los Andes Copper Ltd. ("LAC"; TSXV:LA). The acquisition price was $8,264,373 (US$6,500,000) in cash paid on closing and a further US$9,500,000 payable in common shares of the Company upon achievement of certain project milestones, which include:

a) $1,948,052 (US$1,750,000) upon issuance of a valid Resolución de Calificación Ambiental ("RCA"), an environmental permit that allows drilling activities regarding the Vizcachitas project (paid in June 2021 through the issuance of 535,179 common shares with a fair value of $1,948,052);

b) $2,236,860 (US$1,750,000) upon issuance of the other permits required by the RCA to commence the execution of drilling on the Vizcachitas project (paid in November 2021 through the issuance of 703,415 common shares with a fair value of $2,236,860);

c) US$1,500,000 upon the disclosure of a pre-feasibility study prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects with respect to the Vizcachitas project which includes the San Jose 1/3000 exploitation concession (LAC announced the results of a pre-feasability study on February 23, 2023 and management expects the milestone payment to be due on publishing of the report within 45 days of the announcement); and

d) US$4,500,000 upon the first to occur of: (i) LAC or its successors or assign makes a fully-financed construction decision on the Vizcachitas project (or any part thereof that includes the exploitation concession); (ii) LAC or its successor or assign enters into an earn-in transaction with respect to the Vizcachitas project (or any part thereof that includes the exploitation concession) or for LAC itself, with a third party, for a minimum interest of 51%; or (iii) LAC or its successor or assign sells the Vizcachitas project (or any part thereof that includes the exploitation concession) or LAC to an arms' length third party.

As part of the acquisition, the Company paid a 1% finder's fee through the issuance of 40,291 common shares with a fair value of $163,179.

Twin Metals royalty

In November 2020, the Company acquired a 2.4% NSR on a portion of the Twin Metals Minnesota's copper-nickel- platinum group metals project (the "TMM Project") located in Minnesota and owned by Antofagasta PCL's ("Antofagasta") subsidiary Boart Longyear Ltd. (ASX:BLY). In additon to the up-front consideration of US$1,800,000 ($2,357,190) cash and 161,572 common shares (with a fair value of $258,515) paid on closing, the Company has agreed to make conditional payments totaling up to US$4,000,000 payable in cash and common shares upon the completion of certain milestones with respect to the TMM Project.

The Company recorded revenues from royalty interests of $8,464 (2021 - $8,140) related to the TMM Project during the twelve months ended December 31, 2022.

NOVA ROYALTY CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian Dollars) FOR THE YEAR ENDED DECEMBER 31, 2022

4. ROYALTY INTERESTS (cont'd…)

Twin Metals royalty (cont'd…)

In September 2021, the United States Forest Service ("USFS") submitted an application to withdraw approximately 225,000 acres of land in the Superior National Forest from the scope of federal mineral leasing laws. In October 2021, the United States Bureau of Land Management ("BLM") rejected Twin Metals' Preference Right Lease Applications ("PRLAs") and Prospecting Permit Applications ("PPAs"). In January 2022, the United States Department of the Interior cancelled Twin Metals' MNES-1352 and MNES-1353 federal mineral leases. The PRLAs and federal mineral leases form a significant proportion of the mineral resources contained within Twin Metals' current project plan and, accordingly, it was determined that these events collectively represented an indicator of impairment of the Company's royalty interest in the project.

Prior to the resulting impairment assessment being performed, as at December 31, 2021 the Company had capitalized acquisition and due diligence costs as royalty interests on the statement of financial position of $2,661,221.

Although Antofagasta has stated it intends to pursue validation of its rights, considering the time and uncertainty related to any legal action to challenge the government decisions, the recoverable value of the royalty interest was determined to be $Nil as at December 31, 2021 and an impairment charge recorded in the year ended December 31, 2021.

Wollaston Copper Belt exploration royalties

In September 2020, the Company acquired a portfolio of royalties from Transition Metals Corp. ("TMC"), which includes:

a) an existing 1.0% NSR royalty on the Janice Lake copper-silver project in Saskatchewan being advanced by Rio Tinto Exploration Canada Inc. (subject to a right of the royalty payor to buy back 0.375% of the royalty for $750,000 prior to commercial production);

b) a 1.0% NSR royalty on the Wollaston project;

c) a 1.25% NSR royalty on the Dundonald nickel project, and

d) six other royalties on exploration properties.

The Company will retain a right of first refusal ("ROFR") on the sale of any of TMC's retained NSR royalty interests on the Janice Lake, Dundonald, West Matachewan, and the Elephant Head projects.

In additon to the up-front consideration of $1,072,500 cash and 525,000 common shares (with a fair value of $677,250) paid on closing, the Company has agreed to make contingent payments totaling up to $2,000,000 payable in cash and common shares to TMC upon achievement of the following milestones in respect of the Janice Lake project:

a) $1,000,000 in cash upon the completion of a bankable feasibility study or the commencement of commercial production on the Janice Lake property; and

b) $1,000,000 in common shares if the projected annual production of the Janice Lake property is at least 30,000 tonnes of contained copper for a minimum of 10 years.

NuevaUnión royalty

In February 2020, the Company acquired an existing 2.0% NSR royalty on future copper production on the Cantarito claim which makes up part of the La Fortuna deposit forming part of the NuevaUnión copper-gold project ("NuevaUnión") located in in the Huasco Province in the Atacama region of Chile. NuevaUnión is jointly owned by Newmont Corporation ("Newmont"; NYSE:NEM) and Teck Resources Limited ("Teck"; NYSE:TECK). The acquisition was completed jointly with Metalla (TSXV:MTA) with the companies having formed a special purpose vehicle to hold the Cantarito royalty.

NOVA ROYALTY CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian Dollars) FOR THE YEAR ENDED DECEMBER 31, 2022

4. ROYALTY INTERESTS (cont'd…)

NuevaUnión royalty (cont'd…)

The aggregate consideration of US$8,000,000 was divided between the Company and Metalla, where the Company has agreed to pay 75% or US$6,000,000 and Metalla has agreed to pay 25% or US$2,000,000. On closing, the Company paid $2,992,635 (US$2,250,000) in cash. In February 2021, the Company paid $952,867 (US$750,000) in cash. The Company has agreed to pay a further US$1,500,000 in cash and US$1,500,000 in common shares upon the achievement of commercial production at the La Fortuna deposit. As part of the acquisition, the Company paid a finder's fee through the issuance of 425,280 common shares valued at $212,640.

In accordance with the Company's accounting policy for joint arrangements, the Company's share of the assets, liabilities, revenues, expenses and cash flows of Nueva are recognized in these financial statements, which is solely the NuevaUnión royalty interest recognized in the statement of financial position.

Dumont royalty

In January 2019, the Company acquired a 2.0% NSR on a portion of the Dumont nickel-cobalt project located in Quebec, Canada, which was previously held by Karora Resources Inc. ("Karora"). On closing of the agreement, $2,000,000 was paid in cash and 3,669,018 in common shares (with a fair value of $917,254). In January 2021, Karora sold its interest in the project to Waterton Global Resource Investments, who has the option to buy back one half of the NSR royalty for $1,000,000.

5. DEFERRED ACQUISITION COSTS

	December 31	December 31
	2022	2021
Opening balance	$291,538	$75,658
Additions	562,884	397,096
Expensing of acquisitions not completed	(422,679)	-
Transferred to royalty interests for completed acquisitions	(349,681)	(181,216)
	$82,062	$291,538

6. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31	December 31
	2022	2021
Trade and other payables	$224,825	$639,070
Payables on Taca Taca acquisition (Note 4)	-	633,900
Payables on Copper World/Rosemont acquisition (Note 4)	1,344,441	-
Accrued liabilities	729,733	1,220,997
	$2,298,999	$2,493,967

7. CONVERTIBLE DEBENTURES

	December 31	December 31
	2022	2021
Opening balance	$5,211,455	$3,060,487
Additions	3,000,000	5,000,000
Transaction costs	(23,361)	(279,839)
Allocation of conversion feature	(121,155)	(273,961)
Accretion and interest	832,971	550,493
Accrued standby charge	251,706	287,543
Standby charge paid	-	(8,255)
Conversion to common shares	-	(3,125,013)
	$9,151,616	$5,211,455
Less: current portion included in accrued liabilities	$-	$(312,862)
	$9,151,616	$4,898,593

NOVA ROYALTY CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian Dollars) FOR THE YEAR ENDED DECEMBER 31, 2022

7. CONVERTIBLE DEBENTURES (cont'd…)

In October 2020, the Company obtained a convertible loan facility of up to $13,000,000 with Beedie Capital ("Beedie"). Advances are convertible at the option of Beedie. An initial advance of $3,500,000 was made at closing, and the remaining $9,500,000 was available for subsequent advances in minimum tranches of $1,500,000 over the term of the facility. The facility carries an interest rate of 8.0% on advanced funds and 1.5% standby fee on funds available, with the principal payment due 48 months after closing. The Company had the option under the loan to defer any interest payments during the first 24 months. Beedie also committed to a subscription of $2,000,000 in the Company's first public offering that subsequently closed in November 2020. The initial advance was convertible into common shares of the Company at a conversion price of $1.00 per share and any subsequent advance is convertible into common shares of the Company at a conversion price equal to a 20% premium above the 30-day volume-weighted average price ("VWAP") of the Company's common shares on the TSX-V at the time of the advance. Beedie retains a first ranking security interest in all of the Company's present and after acquired property and assets. Beedie may restrict the use of funds under the convertible loan facility for the sole purpose of funding acquisitions.

In October 2020, the Company drew down the initial advance of $3,500,000, of which $3,278,109 was allocated as a financial liability and the residual value of $221,891 was allocated to the conversion feature as equity. A deferred tax liability of $46,808 related to the taxable temporary difference arising from the equity portion of the convertible loan was recognized in equity reserves. Transaction costs of $341,795 and $23,136 were allocated to the financial liability and equity portions of the convertible debt respectively. The effective interest rate on the liability was 13.2% per annum, with an expected life of 4.00 years. In February 2021, all outstanding principal and accrued interest related to the initial advance was converted into 3,535,691 common shares of the Company. The Company also recorded a deferred income tax expense of $46,808 with an offset to equity reserves to unwind a portion of the deferred taxes that were recognized in October 2020 upon issuance of the initial advance.

In February 2021, an advance of $5,000,000 was drawn on the facility. This second advance is convertible into common shares of the Company at a conversion price of $5.67 per common share, accrues interest at 8.00% per annum and matures on October 7, 2024. On initial recognition of the second advance, $4,726,039 was allocated as a financial liability and the residual value of $273,961 was allocated to the conversion feature as equity. A deferred tax liability of $66,179 related to the taxable temporary difference arising from the equity portion of the convertible loan has been recognized in equity reserves. Transaction costs of $279,839 and $16,222 were allocated to the financial liability and equity portions of the convertible debt respectively. The effective interest rate on the liability is 11.8% per annum, with an original expected life of 3.62 years.

In February 2021, the Company entered into an amended and restated convertible loan agreement with Beedie in which remaining funds available under the facility increased to $20,000,000. The interest rate of 8%, maturity date of October 7, 2024 and other main terms remained unchanged. Under the amended and restated convertible loan agreement, the Company is required to maintain a cash balance of at least $500,000 at all times. During the year ended and as at December 31, 2022 and 2021, the Company was in compliance with its financial covenant.

In January 2022, an advance of $1,500,000 was drawn on the facility. This third advance is convertible into common shares of the Company at a conversion price of $3.51 per common share, accrues interest at 8.00% per annum and matures on October 7, 2024. On initial recognition of the third advance, $1,436,062 was allocated as a financial liability and the residual value of $63,937 was allocated to the conversion feature as equity. A deferred tax liability of $15,833 related to the taxable temporary difference arising from the equity portion of the convertible loan has been recognized in equity reserves. Transaction costs of $16,147 and $719 were allocated to the financial liability and equity portions of the convertible debt respectively. The effective interest rate on the liability is 10.3% per annum, with an original expected life of 2.70 years.

In May 2022, an advance of $1,500,000 was drawn on the facility. This fourth advance is convertible into common shares of the Company at a conversion price of $2.74 per common share, accrues interest at 8.00% per annum and matures on October 7, 2024. On initial recognition of the fourth advance, $1,442,784 was allocated as a financial liability and the residual value of $57,216 was allocated to the conversion feature as equity. A deferred tax liability of $14,688 related to the taxable temporary difference arising from the equity portion of the convertible loan has been recognized in equity reserves. Transaction costs of $7,214 and $286 were allocated to the financial liability and equity portions of the convertible debt respectively. The effective interest rate on the liability is 10.1% per annum, with an original expected life of 2.38 years.

As at December 31, 2022, total principal drawn under the convertible loan facility was $8,000,000 (2021 - $5,000,000), interest and standby charges accrued were $1,555,408 (2021 - $654,780), and undrawn funds available under the convertible loan facility were $17,000,000 (2021 - $20,000,000).

NOVA ROYALTY CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian Dollars) FOR THE YEAR ENDED DECEMBER 31, 2022

7. CONVERTIBLE DEBENTURES (cont'd…)

A summary of interest and accretion on each advance, and standby charges accrued for the years ended December 31, 2022 and 2021 is as follows:

	December 31	December 31
	2022	2021
October 2020 advance	$-	$98,100
February 2021 advance	598,525	452,393
January 2022 advance	144,243	-
May 2022 advance	90,203	-
Standby charge	251,706	287,543
	$1,084,677	$838,036

8. SHARE CAPITAL

As at December 31, 2022, the authorized share capital consists of an unlimited number of common and preferred shares without par value, of which Nil (2021 - 1,393,125) common shares are held in escrow to be released over time.

In February 2021, the Company established an ATM equity program to distribute up to $25,000,000 of common shares of the Company (the "2021 ATM Program"). The common shares under the ATM will be issued by the Company to the public from time to time, through the agents, at the Company's discretion. The distribution agreement for the 2021 ATM Program terminated on November 28, 2022.

In November 2022, the Company filed a short form base shelf prospectus to qualify the issuance of debt securities, warrants, subscription receipts and share purchase contracts up to an aggregate amount of $200,000,000. In connection with the filing of the short form base shelf prospectus, the Company extended then terminated its 2021 ATM Program and filed a new prospectus supplement to establish a new ATM equity program (the "2022 ATM Program") to distribute up to $25,000,000 of common shares of the Company. The common shares under the 2022 ATM Program will be issued by the Company to the public from time to time, through the agents, at the Company's discretion. The distribution agreement for the 2022 ATM Program terminates on the earlier of (a) the date that the aggregate gross sales proceeds of the shares sold under the ATM equity program reaches the aggregate amount of $25,000,000 ($25,000,000 remaining as at December 31, 2022), or (b) December 18, 2024.

Issued share capital

There were no preferred shares issued and outstanding during the years ended December 31, 2022 and 2021.

During the year ended December 31, 2022, the Company issued 1,123,300 (2021 - 1,879,300) common shares pursuant to its 2021 ATM program for gross proceeds of $2,020,871 (2021 - $6,591,456) with aggregate share issue costs paid and/or accrued of $398,367 (2021 - $503,890).

During the year ended December 31, 2021, the Company issued 4,139,600 common shares pursuant to a prospectus supplement for gross proceeds of $13,660,680 with aggregate share issuance costs of $1,005,552.

NOVA ROYALTY CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian Dollars) FOR THE YEAR ENDED DECEMBER 31, 2022

8. SHARE CAPITAL (cont'd…)

Stock options

The Company has adopted a stock option plan approved by the Company's shareholders. The maximum number of shares that may be reserved for issuance under the plan is limited to 10% of the issued common shares of the Company at any time, less the amount reserved for equity settled RSUs. The vesting terms, if any, are determined by the Company's Board of Directors at the time of the grant.

The continuity of stock options for the years ended December 31, 2022 and 2021 is as follows:

		Weighted average
	Outstanding	exercise
		price
As at December 31, 2020	2,600,000	$0.25
Granted	2,955,000	3.46
Exercised	(1,375,000)	0.25
As at December 31, 2021	4,180,000	2.52
Granted	1,790,000	1.56
Exercised	(150,000)	0.25
As at December 31, 2022	5,820,000	$2.28

The weighted average remaining life of stock options outstanding is 3.45 (2021 - 3.89) years. The Company's outstanding and exercisable stock options as at December 31, 2022 are as follows:

Expiry date	Exercise price	Outstanding	Exercisable
March 1, 2024	$0.25	1,075,000	1,075,000
March 1, 2026	$4.75	325,000	108,332
August 27, 2026	$3.30	2,630,000	1,315,000
July 20, 2027	$1.56	1,790,000	-
		5,820,000	2,498,332

Restricted share units

The continuity of RSUs for the years ended December 31, 2022 and 2021 is as follows:

Outstanding
As at December 31, 2020	1,400,000
Granted	405,000
Settled	(500,000)
As at December 31, 2021	1,305,000
Settled	(794,366)
As at December 31, 2022	510,634

As at December 31, 2022, the weighted average remaining life of the RSUs outstanding was 0.61 (2021 - 0.89) years with vesting periods of up to 36 months. The Company's outstanding RSUs as at December 31, 2022 are as follows:

Final vesting date	Outstanding	Unvested
April 27, 2022	243,334	-
March 1, 2024	267,300	267,300
	510,634	267,300

NOVA ROYALTY CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian Dollars) FOR THE YEAR ENDED DECEMBER 31, 2022

8. SHARE CAPITAL (cont'd…)

Share purchase warrants

The continuity of share purchase warrants for the years ended December 31, 2022 and 2021 is as follows:

	Weighted average
		exercise
	Outstanding	price
As at December 31, 2020	8,636,995	$0.72
Exercised	(8,595,997)	0.72
As at December 31, 2021	40,998	$0.50
Exercised	(40,998)	0.50
As at December 31, 2022	-	$-

In January 2021, the Company accelerated the expiry of certain outstanding share purchase warrants exercisable at prices of $0.40 and $1.00 per share. Pursuant to the terms of these share purchase warrants, if the closing price of the Company's common shares was greater than $1.00 or $1.25 per share respectively for twenty (20) consecutive trading days after the issuance date, the Company was entitled to accelerate the expiry date of these warrants such that the warrants expire on the 30th day following the date of notice.

Share based compensation and share based compensation reserve

During the year ended December 31, 2022, the Company granted 1,790,000 (2021 - 2,955,000) stock options with a weighted average fair value of $0.68 (2021 - $1.68) per option. The fair value of the stock options granted was estimated using the Black-Scholes option pricing model with the following assumptions:

	Year ended	Year ended
Weighted average:	December 31	December 31
	2022	2021
Risk free interest rate	3.10%	0.86%
Expected dividend yield	0%	0%
Expected stock price volatility	46%	59%
Expected life in years	5	5
Forfeiture rate	0%	0%

During the year ended December 31, 2021, the Company granted 405,000 RSUs with a fair value of $4.75 per RSU. The fair value of the RSUs granted was determined using the Company's share price on the TSX-V on the date of grant.

During the year ended December 31, 2022, the Company recorded share based compensation expense of $3,696,551 (2021 - $2,886,380), of which $2,989,295 (2021 - $1,584,382) represents the fair value of options vested during the year, and $707,256 (2021 - $1,301,998) represents the fair value of RSUs vested during the year, with the offsetting amounts credited to share based compensation reserve.

NOVA ROYALTY CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian Dollars) FOR THE YEAR ENDED DECEMBER 31, 2022

9. RELATED PARTY BALANCES AND TRANSACTIONS

The Company considers key management personnel to include its directors, and senior officers and any entity controlled by them. The aggregate value of transactions and outstanding balances relating to key management personnel were as follows:

	Salary or	Share-based
Year ended December 31, 2022	director fees	payments	Total
Senior officers	$208,464	$596,422	$804,886
Directors	406,257	1,684,809	2,091,066
	$614,721	$2,281,231	$2,895,952

	Salary or	Share-based
Year ended December 31, 2021	director fees	payments	Total
Senior officers	$579,330	$437,471	$1,016,801
Directors	296,425	1,399,313	1,695,738
	$875,755	$1,836,784	$2,712,539

Included in the table above, during the year ended December 31, 2022, the Company paid or accrued $150,116 (2021 - $117,800) to a director for oversight function provided by the ATM committee.

In addition to the amounts in the table above, during the year ended December 31, 2022, the Company paid or accrued $180,000 (2021 - $180,000) to Seabord Services Corp. ("Seabord"). Seabord provides the following services: A Chief Financial Officer ("CFO"), a Corporate Secretary, accounting and administration staff, and office space to the Company. The CFO and Corporate Secretary are employees of Seabord and are not paid directly by the Company.

As at December 31, 2022, included in accounts payable and accrued liabilities is $109,092 (2021 - $489,997) payable to key management personnel for fees and reimbursable expenses. In addition, as at December 31, 2022, the Company has a commitment to issue 57,144 (2021 - 57,144) common shares, to Seabord for services rendered during 2020, valued at $28,572 (2021 - $28,572), before the Company's public listing was completed.

10. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS Significant non-cash investing and financing activities

During the year ended December 31, 2022, the Company had the following non-cash investing and financing activities not disclosed elsewhere:

a) accrued $1,363,733 in accounts payable and accrued liabilities pursuant to royalty interest acquisition agreements and due diligence costs.

During the year ended December 31, 2021, the Company had the following non-cash investing and financing activities not disclosed elsewhere:

a) accrued $1,473,375 in accounts payable and accrued liabilities pursuant to royalty interest acquisition agreements and due diligence costs.

NOVA ROYALTY CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian Dollars) FOR THE YEAR ENDED DECEMBER 31, 2022

11. FINANCIAL INSTRUMENTS

The Company classified its financial instruments as follows:

	December 31	December 31
	2022	2021
Financial assets - amortized cost:
Cash	$1,087,378	$962,745
Royalty receivable	854,874	961,885
Other receivables	1,938	1,938
Financial liabilities - amortized cost:
Accounts payable and accrued liabilities	2,298,999	2,493,967
Convertible debentures (liability portion)	9,151,616	4,898,593

Financial instruments recorded at fair value on the statements of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels: (a) Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities; (b) Level 2 - Inputs other than quoted prices that are observable for assets or liabilities, either directly or indirectly; and (c) Level 3 - Inputs for assets and liabilities that are not based on observable market data. The fair value hierarchy requires the use of observable market inputs whenever such inputs exist. A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value. The Company has no financial instruments recorded at fair value on the statements for financial position.

The carrying value of cash, receivables, and accounts payable and accrued liabilities approximates their fair value due to the short-term nature of these instruments. The carrying value of the liability portion of the convertible debentures is estimated to approximate their fair value.

The Company's activities expose it to financial risks of varying degrees of significance, which could affect its ability to achieve its strategic objectives for growth and shareholder returns. The principal financial risks to which the Company is exposed are metal price risk, credit risk, liquidity risk, currency risk, and interest rate risk. The Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework and reviews the Company's policies on an ongoing basis.

Capital risk management

Capital is comprised of the Company's shareholders' equity and the liability portion of the convertible debentures. The Company's objectives when managing capital are to maintain financial strength and to protect its ability to meet its ongoing liabilities, to continue as a going concern, to maintain creditworthiness and to maximize returns for shareholders over the long term. Protecting the ability to pay current and future liabilities includes cash flow budgeting and maintaining access to capital through equity financings and debt. The Company is subject to an externally imposed financial capital covenant as disclosed in Note 7.

Credit risk

Credit risk is the risk of loss arising from a customer or third party to a financial instrument failing to meet its contractual obligations. The Company's credit risk is primarily attributable to its cash and receivables. The Company limits exposure to credit risk by maintaining its cash with large financial institutions. The Company's exposure with respect to its receivables is primarily related to royalty revenue receivable, which management considers to be nominal at year-end.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company attempts to ensure there is sufficient funds to meet short-term business requirements, after taking into account cash flows from operations and the Company's holdings of cash as well as anticipated proceeds from future financings. The Company believes that these sources are sufficient to cover the short-term cash requirements, but that further funding will be required to meet long-term requirements. The maturities of the Company's non-current liabilities are disclosed in Notes 7 and 12.

NOVA ROYALTY CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian Dollars) FOR THE YEAR ENDED DECEMBER 31, 2022

11. FINANCIAL INSTRUMENTS (cont'd…)

Market risk Currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company primarily operates in Canada and the United States and receives royalty revenue and incurs expenditures in currencies other than Canadian dollars. The Company has not hedged its exposure to currency fluctuations. Based on the above net exposure, as at December 31, 2022, and assuming that all other variables remain constant, a 1% depreciation or appreciation of the Canadian dollar against the United States dollar would result in an increase/decrease in the Company's pre-tax income or loss of approximately $9,000.

Interest rate risk

Interest rate risk refers to the risk that the value of a financial instrument or cash flows associated with the instrument will fluctuate due to changes in market interest rates. The Company does not have any material interest rate risk exposure as its debt facilities are at fixed interest rates.

12. COMMITMENTS

As at December 31, 2022, the following are the remaining contractual maturities of financial liabilities. The amounts are gross and undiscounted, and include all contractual interest payments:

	Less than	1 to
	1 year	2 years	Total
Trade and other payables	$224,825	-	$224,825
Accrued liabilities	729,733	-	729,733
Payments related to acquisitions	1,344,441	-	1,344,441
Convertible debenture (including interest)	280,388	11,184,708	11,465,096
	$2,579,387	$11,184,708	$13,764,095

In addition to the commitments payable above, the Company could in the future have additional contingent commitment amounts payable in cash and/or common shares related to the acquisition of royalty interests as disclosed in Note 4. However, these payments have not been accrued as they are subject to certain milestone conditions that have not occurred as at December 31, 2022.

13. INCOME TAXES

Income tax expense differs from the amount that would result from applying Canadian income tax rates to earnings before income taxes. These differences result from the following items:

For the years ended	December 31	December 31
	2022	2021
Loss before income taxes	$(7,901,714)	$(9,432,817)
Canadian federal and provincial income tax rates	27.00%	27.00%
Expected income tax recovery at statutory income tax rate	(2,133,463)	(2,546,861)
Permanent differences and other adjustments	739,354	513,865
Changes in unrecognized deferred tax assets	1,388,623	2,024,443
Income tax recovery	$(5,486)	$(8,553)
Current income tax recovery	$-	$-
Deferred income tax recovery	$(5,486)	$(8,553)

NOVA ROYALTY CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian Dollars) FOR THE YEAR ENDED DECEMBER 31, 2022

13. INCOME TAXES (cont'd…)

The composition of the Company's unrecognized deferred income tax assets is as follows:

Deferred income tax assets (liabilities)	December 31	December 31
	2022	2021
Non-capital losses	$3,117,845	$1,952,867
Royalty interests	991,165	673,659
Financing costs	571,503	665,364
	4,680,513	3,291,890
Unrecognized deferred tax assets	(4,680,513)	(3,291,890)
Net deferred income tax asset (liability)	$-	$-

Significant components of the Company's deferred tax assets that have not been included in the statement of financial position are as follows:

	December 31	Expiry	December 31	Expiry
	2022	date range	2021	date range
Non-capital losses	$11,547,569	2039 to 2042	$7,232,837	2038 to 2041
Royalty interests	$3,670,983	N/A	$2,495,035	N/A
Financing costs	$2,116,678	2023 to 2026	$2,464,310	2022 to 2025

Tax attributes are subject to review and potential adjustment by tax authorities.

14. EVENTS AFTER REPORTING DATE

Subsequent to December 31, 2022, the Company:

∙ Issued 1,034,400 common shares under the 2022 ATM Program for gross proceeds of $1,499,880 and with aggregate share issuance costs paid of $37,497;

∙ Granted 1,347,500 stock options with an exercise price of $1.47 per option;

∙ Granted 1,907,500 RSUs at a price of $1.47 per RSU;

∙ Settled 238,934 RSUs through the issuance of 238,934 common shares;

∙ Issued 636,963 common shares on the cashless exercise of 760,000 stock options with an exercise price of $0.25 per option;

∙ Entered into an agreement to acquire an additional 0.03% NSR royalty on Hudbay's Copperworld Project for up to US$1,400,000 in cash and common shares of the Company;

∙ Drew down $1,500,000 under its existing amended and restated convertible loan facility with Beedie. The drawdown is convertible into common shares of the Company at a conversion price of $1.7852 per common shares; and

∙ Entered into an amendment to the Beedie convertible loan facility to accrue the interest for the period from October 1, 2022 to September 30, 2023 to principal at an interest rate of 8.5% for that period. Under the amended agreement, the Company will begin to pay cash interest on its outstanding principal for the period commencing on October 1, 2023, at which point the interest rate will revert to 8.0% as per the original facility.

Schedule B

[See attached]

NOVA ROYALTY CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(Unaudited - Expressed in Canadian Dollars)

	June 30	December 31
	2023	2022
ASSETS
Current assets
Cash	$2,302,770	$1,087,378
Receivables (Note 3)	1,109,219	880,258
Prepaid expenses	326,843	108,990
Total current assets	3,738,832	2,076,626
Non-current assets
Royalty interests (Note 4)	92,167,554	86,072,392
Total non-current assets	92,167,554	86,072,392
TOTAL ASSETS	$95,906,386	$88,149,018

LIABILITIES AND EQUITY
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities (Note 5, 9)	$618,582	$954,558
Royalty interest acquisition payables (Note 4)	993,000	1,344,441
Total current liabilities	1,611,582	2,298,999
Non-current liabilities
Convertible debentures (Note 6)	13,898,022	9,151,616
Total non-current liabilities	13,898,022	9,151,616
Total liabilities	15,509,604	11,450,615
EQUITY
Share capital (Note 7)	99,503,179	92,237,822
Commitment to issue shares (Note 9)	-	28,572
Equity portion of convertible debentures (Note 6)	378,171	317,043
Share based compensation reserve (Note 7)	6,985,277	5,861,966
Deficit	(26,469,845)	(21,747,000)
Total equity	80,396,782	76,698,403
TOTAL LIABILITIES AND EQUITY	$95,906,386	$88,149,018

Nature of operations and going concern (Note 1)

Commitments (Notes 4 and 12)

Events after reporting date (Note 3, 4, 7 and 13)

These condensed consolidated interim financial statements were authorized for issuance by the Board of Directors on August 14, 2023.

Approved by the Board of Directors

"Hashim Ahmed"	Interim Chief Executive Officer	"Guy Elliott"	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

NOVA ROYALTY CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(Unaudited - Expressed in Canadian Dollars)

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	June 30	June 30	June 30	June 30
	2023	2022	2023	2022
Revenue from royalty interests	$520,258	$470,788	$1,112,110	$1,144,306
Depletion on royalty interests (Note 4)	(397,382)	(243,084)	(777,518)	(503,664)
Gross profit	122,876	227,704	334,592	640,642

Expenses
General and administrative (Note 8)	1,442,363	930,073	2,266,540	1,598,105
Share based compensation (Note 7, 9)	1,036,827	940,201	1,820,304	2,077,471
Project evaluation costs	75,914	43,126	300,452	205,075
	2,555,104	1,913,400	4,387,296	3,880,651
Loss from operations	(2,432,228)	(1,685,696)	(4,052,704)	(3,240,009)
Finance costs (Note 6)	(356,706)	(254,230)	(706,866)	(481,607)
Foreign exchange loss	(9,436)	(24,747)	(23,390)	(2,799)
Loss before income taxes	(2,798,370)	(1,964,673)	(4,782,960)	(3,724,415)
Deferred income tax recovery	36,032	8,407	60,115	20,629
Loss and comprehensive loss	$(2,762,338)	$(1,956,266)	$(4,722,845)	$(3,703,786)

Basic and diluted loss per share	$(0.03)	$(0.02)	$(0.05)	$(0.04)
Weighted average number of shares outstanding - basic and diluted	89,944,016	85,080,461	88,698,619	84,898,914

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

NOVA ROYALTY CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(Unaudited - Expressed in Canadian Dollars)

	Six months	Six months
	ended	ended
	June 30	June 30
	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	$(4,722,845)	$(3,703,786)
Items not affecting cash:
Depletion	777,518	503,664
Share-based payments	1,820,304	2,077,471
Interest and accretion on convertible debentures	706,866	481,607
Unrealized foreign exchange effect	31,583	13,461
Deferred income tax recovery	(60,115)	(20,629)

Changes in non-cash operating working capital items
Receivables	(249,961)	(194,901)
Prepaid expenses	(217,853)	(115,820)
Accounts payable and accrued liabilities	(335,795)	(771,079)
Net cash used in operating activities	(2,250,298)	(1,730,012)

CASH FLOWS USED IN INVESTING ACTIVITIES
Acquisitions of royalty interests	(3,766,207)	(1,708,461)
Net cash used in investing activities	(3,766,207)	(1,708,461)

CASH FLOWS FROM FINANCING ACTIVITIES
Shares issued	3,286,030	526,839
Share issue costs	(198,014)	(109,236)
Issuance of convertible debentures	4,200,000	3,000,000
Transaction costs for convertible debentures	(39,215)	(24,366)
Exercise of stock options and share purchase warrants	-	20,499
Net cash provided by financing activities	7,248,801	3,413,736

Effect of exchange rate changes on cash	(16,904)	(1,429)

Change in cash	1,215,392	(26,166)
Cash, beginning of period	1,087,378	962,745
Cash, end of period	$2,302,770	$936,579

Supplemental disclosure with respect to cash flows (Note 10)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

NOVA ROYALTY CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
(Unaudited - Expressed in Canadian Dollars)

			Commitment	Equity portion	Share based
	Number	Share	to issue	of convertible	compensation	Warrant		Total
	of shares	capital	shares	debentures	reserves	reserves	Deficit	equity
Balance as at December 31, 2021	84,391,594	$88,859,743	$28,572	$202,378	$3,186,727	$10,818	$(13,850,772)	$78,437,466

Shares issued for cash	154,600	526,839	-	-	-	-	-	526,839
Shares issued for royalty interests	218,551	676,265	-	-	-	-	-	676,265
Share issue costs	-	(109,236)	-	-	-	-	-	(109,236)
Share purchase warrants exercised	40,998	31,317	-	-	(10,818)	(10,818)	-	9,681
Convertible debenture - equity component	-	-	-	99,521	-	-	-	99,521
Share-based payments - RSUs	-	-	-	-	440,566	-	-	440,566
Share-based payments - Options	-	-	-	-	1,636,905	-	-	1,636,905
RSUs settled	370,566	669,358	-	-	(669,358)	-	-	-
Loss and comprehensive loss for the period	-	-	-	-	-	-	(3,703,786)	(3,703,786)
Balance as at June 30, 2022	85,176,309	90,654,286	28,572	301,899	4,584,022	-	(17,554,558)	78,014,221

				Equity portion
			Commitment	of convertible	Share based
	Number	Share	to issue	debentures	compensation	Warrant		Total
	of shares	capital	shares	and other	reserves	reserves	Deficit	equity
Balance as at December 31, 2022	86,718,809	$92,237,822	$28,572	$317,043	$5,861,966	$-	$(21,747,000)	$76,698,403

Shares issued for cash	2,063,400	3,286,030	-	-	-	-	-	3,286,030
Shares issued for royalty interests	2,119,003	3,451,776	-	-	-	-	-	3,451,776
Share issue costs	-	(198,014)	-	-	-	-	-	(198,014)
Cashless exercise of stock options	636,963	142,298	-	-	(142,298)	-	-	-
Settlement of commitment to issue shares (Note 7)	-	-	(28,572)	-	28,572	-	-	-
Convertible debenture - equity component	-	-	-	61,128	-	-	-	61,128
Share-based payments - RSUs	-	-	-	-	638,446	-	-	638,446
Share-based payments - Options	-	-	-	-	1,181,858	-	-	1,181,858
RSUs settled	268,934	583,267	-	-	(583,267)	-	-	-
Loss and comprehensive loss for the period	-	-	-	-	-	-	(4,722,845)	(4,722,845)
Balance as at June 30, 2023	91,807,109	$99,503,179	$-	$378,171	$6,985,277	$-	$(26,469,845)	$80,396,782

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

NOVA ROYALTY CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in Canadian Dollars)

FOR THE SIX MONTHS ENDED JUNE 30, 2023

1. NATURE OF OPERATIONS AND GOING CONCERN

Nova Royalty Corp. (the "Company") is a royalty company focused on copper and nickel deposits. The Company was incorporated pursuant to the provisions of the British Columbia Business Corporations Act on July 20, 2018. The Company's head office, registered, and records office address is 501 - 543 Granville Street, Vancouver, British Columbia, Canada. The Company's common shares are listed on the TSX Venture Exchange ("TSX-V") under the symbol "NOVR" and on the OTCQB Venture Market ("OTCQB") under the symbol "NOVRF."

These condensed consolidated interim financial statements are prepared on a going concern basis, which assumes that the Company will be able to meet its obligations and continue its operations for its next twelve months. Realization values may be substantially different from the carrying values shown and these consolidated financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern. Management estimates it will have sufficient cash to finance operations, and royalty acquisition milestone payments over the next 12 months through a combination of cash generated from royalty interests, draws on its convertible debt facility (Note 6), and issuance of shares under its at-the-market ("ATM") equity program (Note 7) or through other equity financings. The Company's continuing operations and the ability of the Company to meet commitments in the longer term are dependent on the realization of royalty interests, the acquisition of further cash generating royalty interests and upon the ability of the Company to continue to raise additional debt or equity financing.

2. SUMMARY OF ACCOUNTING POLICIES

Basis of preparation and measurement

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting ("IAS 34"). Certain disclosures included in the annual financial statements prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS") have been condensed or omitted, and accordingly, these unaudited condensed consolidated interim financial statements should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2022.

The accounting policies, estimates, and judgements applied in the preparation of these unaudited condensed consolidated interim financial statements are consistent with those applied and disclosed in the Company's audited financial statements for the year ended December 31, 2022. The Company's interim results are not necessarily indicative of its results for a full year.

The Company operates in a single operating segment, the acquisition and management of royalty interests. Geographic information for the Company's royalty interests is included in Note 4.

Basis of consolidation

The consolidated financial statements comprise the accounts of Nova Royalty Corp., the parent company, and its controlled subsidiary, after the elimination of all significant intercompany balances and transactions.

Subsidiaries

Subsidiaries are all entities over which the Company has exposure to variable returns from its involvement and has the ability to use power over the investee to affect its returns. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company until the date on which control ceases. The accounts of subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. Inter-company transactions, balances and unrealized gains or losses on transactions are eliminated. The Company's only subsidiary is Nova Royalty USA Corp., wholly-owned and incorporated in the state of Delaware, USA.

NOVA ROYALTY CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in Canadian Dollars)

FOR THE SIX MONTHS ENDED JUNE 30, 2023

2. SUMMARY OF ACCOUNTING POLICIES (cont'd…)

Accounting standard amendment issued but not yet effective

IAS 1 - Presentation of Financial Statements

In January 2020, the International Account Standards Board ("IASB") issued an amendment to IAS 1, Presentation of Financial Statements, to clarify one of the requirements under the standard for classifying a liability as non-current in nature. The amendment includes:

a) Specifying that an entity's right to defer settlement must exist at the end of the reporting period;

b) Clarifying that classification is unaffected by management's intentions or expectations about whether the entity will exercise its right to defer settlement;

c) Clarifying how lending conditions affect classification; and

d) Clarifying if the settlement of a liability refers to the transfer of cash, equity instruments, other assets or services.

The Company is currently evaluating the potential impact on its financial statements prior to the effective date of January 1, 2024, if any. Based on the currently available information, the Company does not anticipate any material impact from this amendment on its financial statements.

Newly adopted accounting standards

Amendments to IAS 1 and IFRS Practice Statement 2

In February 2021, the IASB issued an amendment to IAS 1, Presentation of Financial Statements and IFRS Practice Statement 2. The key amendments to IAS 1 include:

a) requiring companies to disclose their material accounting policies rather than their significant accounting policies;

b) clarifying that accounting policies related to immaterial transactions, other events or conditions are themselves immaterial and as such need not be disclosed; and

c) clarifying that not all accounting policies that relate to material transactions, other events or conditions are themselves material to a company's financial statements.

The amendments are effective from January 1, 2023. The amendments did not have a significant impact to the Company's condensed consolidated interim financial statements.

3. RECEIVABLES

	June 30	December 31
	2023	2022
Royalty receivable	$1,086,744	$854,874
GST receivable	20,537	23,446
Other receivables	1,938	1,938
	$1,109,219	$880,258

Subsequent to June 30, 2023, the Company collected the full balance in royalty receivable as at June 30, 2023.

NOVA ROYALTY CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in Canadian Dollars)

FOR THE SIX MONTHS ENDED JUNE 30, 2023

4. ROYALTY INTERESTS

				Acquisition		Historical	Accumulated
	December 31			Costs	June 30
	2022	Additions	Depletion	Expensed	2023	Cost	Depletion
Josemaria	$357,358	$28,392	$-	$-	$385,750	$385,750	$-
Copper World	3,477,809	4,700,789	-	-	8,178,598	8,178,598	-
Aranzazu	10,250,695	-	(777,518)	-	9,473,177	11,847,364	(2,374,187)
West Wall	5,313,588	-	-	-	5,313,588	5,313,588	-
Taca Taca	44,046,959	-	-	-	44,046,959	44,046,959	-
Vizcachitas	12,851,393	2,206,336	-	-	15,057,729	15,057,729	-
NuevaUnión	4,349,688	-	-	-	4,349,688	4,349,688	-
Dumont	3,359,490	-	-	-	3,359,490	3,359,490	-
Other[1]	2,065,412	19,225	-	(82,062)	2,002,575	2,002,575	-
	$86,072,392	$6,954,742	$(777,518)	$(82,062)	$92,167,554	$94,541,741	$(2,374,187)

(1) Other consists of acquisitions in process costs and Pacific Empire, Wollaston Copper Belt, and Twin Metals royalty interests.

Josemaria royalty

In May 2022, the Company entered into a purchase agreement with a group of existing royalty holders pursuant to which the Company has secured the right to acquire a portion of an existing royalty on the Josemaria copper-gold- silver project ("Josemaria") in San Juan, Argentina, owned by Lundin Mining Corporation (TSX:LUN, Nasdaq Stockholm:LUMI). The royalty includes a 0.5% net profit interest ("NPI") that covers the area of the mineral reserve estimate for Josemaria and is payable in cash for a period of 10 years commencing on production and an additional US$2,000,000 cash payment six months following two full years of production (in aggregate, the "Josemaria Royalty"). The portion of the royalty that will be acquired by the Company (the "Nova Portion") is subject to the finalization of an estate partitioning process in Argentina. The acquisition is not expected to close until the conclusion of this process. However, through this purchase agreement, the Company has secured rights to future ownership of the Nova Portion at a predetermined price.

This agreement specifies a total purchase price of US$13,712,000 for 100% of the Royalty (the "Total Price"), payable at the achievement of future milestones, plus an additional advanced payment of US$100,000.

The consideration payable to the sellers by the Company (the "Nova Consideration") will be calculated by adjusting the Total Price for the Nova Portion on a pro rata basis. The Company expects to acquire approximately 16.7% of the Josemaria Royalty (representing a 0.08325% NPI) for US$2,289,904, and currently holds a right of first refusal ("ROFR") over an additional 16.7% of the Josemaria Royalty. The total acquisition price of US$2,389,904 is payable as follows:

a) Advanced payments totaling US$100,000, where $34,413 (US$26,834) was paid in May 2022 and 3,941 common shares were issued in June 2022 with a fair value of $8,828 (US$6,500), and US$66,666 is due within 10 business days from the date of delivery of certified copies of the estate partitioning agreement;

b) 50% of the Nova Consideration (US$1,144,952), payable in cash 30 business days following the receipt of notice that the Company has been recorded as sole titleholder of the Nova Portion with the relevant mining authority;

c) 25% of the Nova Consideration (US$572,476), payable in cash 30 business days following commencement of construction at Josemaria, provided that the estate partitioning has first been finalized; and

d) 25% of the Nova Consideration (US$572,476), payable in cash 30 business days following the 12-month anniversary of commercial production at Josemaria, provided that the estate partitioning has first been finalized.

NOVA ROYALTY CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in Canadian Dollars)

FOR THE SIX MONTHS ENDED JUNE 30, 2023

4. ROYALTY INTERESTS (cont'd…)

Copper World Complex royalty

In January 2022, the Company acquired a 0.135% net smelter return ("NSR") royalty on the Copper World Complex project in Arizona, USA, owned by Hudbay Minerals Inc. ("HudBay"; TSX:HBM; NYSE:HBM). The total acquisition price of US$5,463,236, is payable as follows:

a) US$992,647 ($1,261,853) in cash and US$500,000 in common shares (issued 214,610 common shares of the Company with a fair value of $667,437) each paid on closing;

b) US$992,647 in cash due on or before the earlier of: (i) January 25, 2023 (extended and paid $1,343,349 in May 2023); or (ii) 30 days after the Company completes a single equity financing resulting in aggregate net proceeds of at least US$10,000,000; and

c) US$2,977,942 in cash due 30 days following the later of 12 months after the announcement of full-scale production and the receipt of the first three royalty payments under the agreement.

In April 2023, the Company acquired an additional 0.03% NSR royalty on Hudbay's Copper World Complex project for upfront consideration of US$340,000 in cash (paid $461,784 in April 2023), and US$170,000 in common shares, for which Nova issued 161,307 common shares in April 2023 with a fair value of $256,478. An additional US$890,000 is payable as follows:

a) US$150,000 in cash, payable 12 months after closing of the agreement due April 10, 2024; and

b) US$740,000 in cash due 30 days following the later of 12 months after the announcement of full-scale production and the receipt of the first three royalty payments under the agreement.

In June 2023, the Company acquired an additional 0.12% NSR royalty on Hudbay's Copper World Complex project for upfront consideration of US$1,360,000 in cash (paid $1,820,844 in June 2023), and US$680,000 in common shares, for which Nova issued 595,760 common shares in June 2023 with a fair value of $988,961. An additional US$3,560,000 is payable as follows:

a) US$600,000 in cash, payable 12 months after closing of the agreement due June 15, 2024; and

b) US$2,960,000 in cash due 30 days following the later of 12 months after the announcement of full-scale production and the receipt of the first three royalty payments under the agreement.

As at June 30, 2023, the Company has a ROFR in respect to an additional 0.390% NSR owned by the sellers of the royalty (subsequently reduced by an additional 0.03% NSR acquired subsequent to June 30, 2023, see note 13).

Aranzazu royalty

In August 2021, the Company acquired a 1.0% NSR royalty on the Aranzazu producing copper-gold-silver mine (the "Aranzazu Royalty" or "Aranzazu") in Zacatecas, Mexico, owned by Aura Minerals Inc. ("Aura"; TSX:ORA). Consideration of $10,104,560 (US$8,000,000) cash and 388,093 common shares of the Company with a fair value of $1,206,970 was paid on closing of the acquisition.

The Company is entitled to 1.0% of the NSR on all products sold at Aranzazu, less certain allowable deductions, provided that the monthly average price per pound of copper, as quoted by the London Metals Exchange, equals or exceeds US$2.00 per pound. As part of the acquisition, the Company paid cash finder's fees of $73,776 and non- cash finders fees through the issuance of 35,218 common shares, valued at $101,428.

The Company recorded revenues from royalty interests of $1,107,744 related to the Aranzazu royalty during the six months ended June 30, 2023 (2022 - $1,140,146).

NOVA ROYALTY CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in Canadian Dollars)

FOR THE SIX MONTHS ENDED JUNE 30, 2023

4. ROYALTY INTERESTS (cont'd…)

West Wall royalty

In June 2021, the Company acquired rights to a 1.0% net proceeds royalty ("NPR") from Sociedad Minera Auromín Limitada ("Auromín") on the West Wall copper-gold-molybdenum project located in the central Chilean Andes. The project is a joint venture owned 50/50 by Anglo American PLC ("Anglo American"; GBX:AAL) and Glencore PLC ("Glencore"; LSE:GLEN). Cash consideration of $5,105,436 (US$4,200,000) was paid on closing of the acquisition.

Under the terms of the agreement, the Company also has rights to receive a 1.0% NPR in other mining tenements established as designated areas within the Project Area as defined in the agreement.

As part of the acquisition, the Company paid a 2% finder's fee through the issuance of 30,748 common shares, valued at $103,621.

Taca Taca royalty

In November 2020, the Company acquired a 0.24% NSR royalty on the Taca Taca copper-gold-molybdenum project operated by First Quantum Minerals (TSX:FM) in Salta Province of Argentina ("Taca Taca") from certain private sellers for total consideration of US$10,5000,000 cash and 2,000,000 common shares, payable as follows:

a) $11,070,230 (US$8,500,000) cash and 2,000,000 common shares of the Company, with a fair value of $3,200,000, each paid on closing;

b) US$500,000 cash due six months after closing ($608,045 paid May 2021);

c) US$1,000,000 cash due twelve months after closing ($1,239,478 paid November 2021); and

d) US$500,000 cash due twenty-four months after closing ($669,082 paid November 2022).

As part of the acquisition, the Company paid a 2.00% finder's fee through the issuance of 212,702 common shares valued at $340,323.

In February 2021, the Company acquired a further 0.18% NSR on the Taca Taca project, increasing the total NSR royalty to 0.42%. The acquisition price was $3,809,400 (US$3,000,000) in cash and 4,545,454 common shares of the Company, with a fair value of $21,954,543, both paid on closing of the agreement. A further US$4,000,000 in cash is due within 10 days after the date of the commencement of commercial production on the Taca Taca project. As part of the acquisition, the Company paid a 2% finder's fee through the issuance of 103,359 common shares with a fair value of $525,064.

The Taca Taca royalties are subject to a buyback right based on the proven reserves at Taca Taca in a feasibility study completed by a recognized, international consulting firm that is contracted by mutual consent of all parties, including royalty holders. The buyback amount will be based on the amount of the proven reserves multiplied by the prevailing market prices of all applicable commodities within Taca Taca.

Vizcachitas royalty

In February 2021, the Company completed the acquisition of a 0.98% NSR royalty on open pit operations and 0.49% NSR royalty on underground operations on the San Jose 1/3000 exploitation concession which represents approximately 50% of the project area within the Vizcachitas copper-molybdenum porphyry project in Central Chile. Vizcachitas is 100% owned by Los Andes Copper Ltd. ("LAC"; TSXV:LA). The acquisition price was $8,264,373 (US$6,500,000) in cash paid on closing and a further US$9,500,000 payable in common shares of the Company upon achievement of certain project milestones, which include:

a) $1,948,052 (US$1,750,000) upon issuance of a valid Resolución de Calificación Ambiental ("RCA"), an environmental permit that allows drilling activities regarding the Vizcachitas project (paid in June 2021 through the issuance of 535,179 common shares with a fair value of $1,948,052);

b) $2,236,860 (US$1,750,000) upon issuance of the other permits required by the RCA to commence the execution of drilling on the Vizcachitas project (paid in November 2021 through the issuance of 703,415 common shares with a fair value of $2,236,860);

NOVA ROYALTY CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in Canadian Dollars)

FOR THE SIX MONTHS ENDED JUNE 30, 2023

4. ROYALTY INTERESTS (cont'd…)

Vizcachitas royalty (cont'd…)

c) US$1,500,000 upon the disclosure of a pre-feasibility study prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects with respect to the Vizcachitas project which includes the San Jose 1/3000 exploitation concession (paid in May 2023 through the issuance of 1,361,936 common shares with a fair value of $2,206,336); and

d) US$4,500,000 upon the first to occur of: (i) LAC or its successors or assign makes a fully-financed construction decision on the Vizcachitas project (or any part thereof that includes the exploitation concession); (ii) LAC or its successor or assign enters into an earn-in transaction with respect to the Vizcachitas project (or any part thereof that includes the exploitation concession) or for LAC itself, with a third party, for a minimum interest of 51%; or (iii) LAC or its successor or assign sells the Vizcachitas project (or any part thereof that includes the exploitation concession) or LAC to an arms' length third party.

As part of the acquisition, the Company paid a 1% finder's fee through the issuance of 40,291 common shares with a fair value of $163,179.

NuevaUnión royalty

In February 2020, the Company acquired an existing 2.0% NSR royalty on future copper production on the Cantarito claim which makes up part of the La Fortuna deposit forming part of the NuevaUnión copper-gold project ("NuevaUnión") located in in the Huasco Province in the Atacama region of Chile. NuevaUnión is jointly owned by Newmont Corporation ("Newmont"; NYSE:NEM) and Teck Resources Limited ("Teck"; NYSE:TECK). The acquisition was completed jointly with Metalla (TSXV:MTA) with the companies having formed a special purpose vehicle to hold the Cantarito royalty.

The aggregate consideration of US$8,000,000 was divided between the Company and Metalla, where the Company has agreed to pay 75% or US$6,000,000 and Metalla has agreed to pay 25% or US$2,000,000. On closing, the Company paid $2,992,635 (US$2,250,000) in cash. In February 2021, the Company paid $952,867 (US$750,000) in cash. The Company has agreed to pay a further US$1,500,000 in cash and US$1,500,000 in common shares upon the achievement of commercial production at the La Fortuna deposit. As part of the acquisition, the Company paid a finder's fee through the issuance of 425,280 common shares valued at $212,640.

In accordance with the Company's accounting policy for joint arrangements, the Company's share of the assets, liabilities, revenues, expenses and cash flows of Nueva are recognized in these financial statements, which is solely the NuevaUnión royalty interest recognized in the statement of financial position.

Dumont royalty

In January 2019, the Company acquired a 2.0% NSR on a portion of the Dumont nickel-cobalt project located in Quebec, Canada, which was previously held by Karora Resources Inc. ("Karora"). On closing of the agreement, $2,000,000 was paid in cash and 3,669,018 in common shares (with a fair value of $917,254). In January 2021, Karora sold its interest in the project to Waterton Global Resource Investments, who has the option to buy back one half of the NSR royalty for $1,000,000.

NOVA ROYALTY CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in Canadian Dollars)

FOR THE SIX MONTHS ENDED JUNE 30, 2023

4. ROYALTY INTERESTS (cont'd…)

Wollaston Copper Belt exploration royalties

In September 2020, the Company acquired a portfolio of royalties from Transition Metals Corp. ("TMC"), which includes:

a) an existing 1.0% NSR royalty on the Janice Lake copper-silver project in Saskatchewan being advanced by Rio Tinto Exploration Canada Inc. (subject to a right of the royalty payor to buy back 0.375% of the royalty for $750,000 prior to commercial production);

b) a 1.0% NSR royalty on the Wollaston project;

c) a 1.25% NSR royalty on the Dundonald nickel project, and

d) six other royalties on exploration properties.

The Company owns a ROFR on the sale of any of TMC's retained NSR royalty interests on the Janice Lake, Dundonald, West Matachewan, and the Elephant Head projects.

In additon to the up-front consideration of $1,072,500 cash and 525,000 common shares (with a fair value of $677,250) paid on closing, the Company has agreed to make contingent payments totaling up to $2,000,000 payable in cash and common shares to TMC upon achievement of the following milestones in respect of the Janice Lake project:

a) $1,000,000 in cash upon the completion of a bankable feasibility study or the commencement of commercial production on the Janice Lake property; and

b) $1,000,000 in common shares if the projected annual production of the Janice Lake property is at least 30,000 tonnes of contained copper for a minimum of 10 years.

Twin Metals royalty

In November 2020, the Company acquired a 2.4% NSR on a portion of the Twin Metals Minnesota's copper-nickel- platinum group metals project (the "TMM Project") located in Minnesota and owned by Antofagasta PLC's ("Antofagasta") subsidiary Boart Longyear Ltd. (ASX:BLY). In additon to the up-front consideration of US$1,800,000 ($2,357,190) cash and 161,572 common shares (with a fair value of $258,515) paid on closing, the Company has agreed to make conditional payments totaling up to US$4,000,000 payable in cash and common shares upon the completion of certain milestones with respect to the TMM Project.

The Company recorded revenues from royalty interests of $4,366 (2022 - $4,160) related to the TMM Project during the six months ended June 30, 2023.

In September 2021, the United States Forest Service ("USFS") submitted an application to withdraw approximately 225,000 acres of land in the Superior National Forest from the scope of federal mineral leasing laws. In October 2021, the United States Bureau of Land Management ("BLM") rejected Twin Metals' Preference Right Lease Applications ("PRLAs") and Prospecting Permit Applications ("PPAs"). In January 2022, the United States Department of the Interior cancelled Twin Metals' MNES-1352 and MNES-1353 federal mineral leases. The PRLAs and federal mineral leases form a significant proportion of the mineral resources contained within Twin Metals' current project plan and, accordingly, it was determined that these events collectively represented an indicator of impairment of the Company's royalty interest in the project.

Although Antofagasta has stated it intends to pursue validation of its rights, considering the time and uncertainty related to any legal action to challenge the government decisions, the recoverable value of the royalty interest was determined to be $Nil as at December 31, 2021 and a full impairment charge was recorded in the year ended December 31, 2021. No impairment reversal has been recorded as of June 30, 2023.

NOVA ROYALTY CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in Canadian Dollars)

FOR THE SIX MONTHS ENDED JUNE 30, 2023

5. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	June 30	December 31
	2023	2022
Trade and other payables	$132,503	$224,825
Accrued liabilities	486,079	729,733
	$618,582	$954,558

6. CONVERTIBLE DEBENTURES

	For the six	For the year
	months ended	ended
	June 30	December 31
	2023	2022
Balance, beginning of period/year	$9,151,616	$5,211,455
Additions	4,200,000	3,000,000
Transaction costs	(36,753)	(23,361)
Allocation of conversion feature	(123,707)	(121,155)
Accretion and interest	514,541	832,971
Loss on debt modification	49,191	-
Accrued standby charge	143,134	251,706
Balance, ending of period/year	$13,898,022	$9,151,616

Initial Advance

In October 2020, the Company obtained a convertible loan facility of up to $13,000,000 with Beedie Capital ("Beedie"). Advances are convertible at the option of Beedie. An initial advance of $3,500,000 was made at closing, and the remaining $9,500,000 was available for subsequent advances in minimum tranches of $1,500,000 over the term of the facility. The facility carries an interest rate of 8.0% on advanced funds and 1.5% standby fee on funds available, with the principal payment due 48 months after closing. The Company had the option under the loan to defer any interest payments during the first 24 months. Beedie also committed to a subscription of $2,000,000 in the Company's first public offering that subsequently closed in November 2020. The initial advance was convertible into common shares of the Company at a conversion price of $1.00 per share and any subsequent advance is convertible into common shares of the Company at a conversion price equal to a 20% premium above the 30-day volume-weighted average price ("VWAP") of the Company's common shares on the TSX-V at the time of the advance. Beedie retains a first ranking security interest in all of the Company's present and after acquired property and assets. Beedie may restrict the use of funds under the convertible loan facility for the purpose of funding acquisitions. Under the convertible loan agreement, the Company is required to maintain a cash balance of at least $500,000 at all times (the "financial covenant"). During the six months ended and as at June 30, 2023, the Company was in compliance with its financial covenant.

In February 2021, all outstanding principal and accrued interest related to the initial advance was converted into 3,535,691 common shares of the Company.

Advance 2

In February 2021, an advance of $5,000,000 was drawn on the facility. This second advance is convertible into common shares of the Company at a conversion price of $5.67 per common share, accrues interest at 8.00% per annum and matures on October 7, 2024. On initial recognition of the second advance, $4,726,039 was allocated as a financial liability and the residual value of $273,961 was allocated to the conversion feature as equity. A deferred tax liability of $66,179 related to the taxable temporary difference arising from the equity portion of the convertible loan has been recognized in equity reserves. Transaction costs of $279,839 and $16,222 were allocated to the financial liability and equity portions of the convertible debt respectively. The effective interest rate on the liability is 11.8% per annum, with an original expected life of 3.62 years.

NOVA ROYALTY CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in Canadian Dollars)

FOR THE SIX MONTHS ENDED JUNE 30, 2023

6. CONVERTIBLE DEBENTURES (cont'd…)

First Amendment to the Facility

In February 2021, the Company entered into an amended and restated convertible loan agreement with Beedie in which remaining funds available under the facility increased to $20,000,000. The interest rate of 8%, maturity date of October 7, 2024 and other main terms remained unchanged.

Advance 3

In January 2022, an advance of $1,500,000 was drawn on the facility. This third advance is convertible into common shares of the Company at a conversion price of $3.51 per common share, accrues interest at 8.00% per annum and matures on October 7, 2024. On initial recognition of the third advance, $1,436,062 was allocated as a financial liability and the residual value of $63,937 was allocated to the conversion feature as equity. A deferred tax liability of $15,833 related to the taxable temporary difference arising from the equity portion of the convertible loan has been recognized in equity reserves. Transaction costs of $16,147 and $719 were allocated to the financial liability and equity portions of the convertible debt respectively. The effective interest rate on the liability is 10.3% per annum, with an original expected life of 2.70 years.

Advance 4

In May 2022, an advance of $1,500,000 was drawn on the facility. This fourth advance is convertible into common shares of the Company at a conversion price of $2.74 per common share, accrues interest at 8.00% per annum and matures on October 7, 2024. On initial recognition of the fourth advance, $1,442,784 was allocated as a financial liability and the residual value of $57,216 was allocated to the conversion feature as equity. A deferred tax liability of $14,688 related to the taxable temporary difference arising from the equity portion of the convertible loan has been recognized in equity reserves. Transaction costs of $7,214 and $286 were allocated to the financial liability and equity portions of the convertible debt respectively. The effective interest rate on the liability is 10.1% per annum, with an original expected life of 2.38 years.

Advance 5 and Second Amendment to the Facility

In March 2023, an advance of $1,500,000 was drawn on the facility. This fifth advance is convertible into common shares of the Company at a conversion price of $1.78 per common share, accrues interest at 8.50% per annum until September 30, 2023 and 8.00% thereafter until maturity on October 7, 2024. On initial recognition of the fifth advance, $1,400,137 was allocated as a financial liability and the residual value of $99,863 was allocated to the conversion feature as equity. A deferred tax liability of $31,676 related to the taxable temporary difference arising from the equity portion of the convertible loan has been recognized in equity reserves. Transaction costs of $17,454 and $1,245 were allocated to the financial liability and equity portions of the convertible debt respectively. The effective interest rate on the liability is 14.1% per annum, with an original expected life of 1.57 years.

Concurrently, in March 2023, the Company entered into an amendment to the Beedie convertible loan facility to accrue the interest costs for the period from October 1, 2022 to September 30, 2023 to all principal at an interest rate of 8.5% for that period. Subsequent to this period, the initial interest rate of 8.0% will apply. Under the amended agreement, the Company will begin to pay cash interest on its outstanding principal for the period commencing on October 1, 2023, at which point the interest rate will revert to 8.0% as per the original facility. As a result of the amendment, management determined that there was a non-substantial debt modification. The liability portion of each advance drawn before the amendment was revalued at the present value of the modified cash flows under the amendment discounted at the original effective interest rate, resulting in a $49,191 loss on modification being recognized as finance costs during the six months ended June 30, 2023.

NOVA ROYALTY CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in Canadian Dollars)

FOR THE SIX MONTHS ENDED JUNE 30, 2023

6. CONVERTIBLE DEBENTURES (cont'd…)

Advance 6

In June 2023, an advance of $2,700,000 was drawn on the facility. This sixth advance is convertible into common shares of the Company at a conversion price of $1.88 per common share, accrues interest at 8.50% per annum until September 30, 2023 and 8.00% thereafter until maturity on October 7, 2024. On initial recognition of the sixth advance, $2,539,749 was allocated as a financial liability and the residual value of $160,251 was allocated to the conversion feature as equity. A deferred tax liability of $48,357 related to the taxable temporary difference arising from the equity portion of the convertible loan has been recognized in equity reserves. Transaction costs of $19,299 and $1,218 were allocated to the financial liability and equity portions of the convertible debt respectively. The effective interest rate on the liability is 14.1% per annum, with an original expected life of 1.32 years.

As at June 30, 2023, total principal drawn under the convertible loan facility was $12,200,000 (December 31, 2022 - $8,000,000), interest and standby charges accrued were $2,146,029 (December 31, 2022 - $1,555,408), and undrawn funds available under the convertible loan facility were $12,800,000 (December 31, 2022 - $17,000,000).

A summary of finance costs on each advance, and standby charges on the unused facility for the six months ended June 30, 2023 and 2022 is as follows:

	June 30	June 30
	2023	2022
Advance 2 - $5,000,000	$289,033	$267,608
Advance 3 - $1,500,000	75,215	62,166
Advance 4 - $1,500,000	76,502	15,024
Advance 5 - $1,500,000	58,252	-
Advance 6 - $2,700,000	15,539	-
Standby Charges	143,134	136,809
Loss on debt modification	49,191	-
	$706,866	$481,607

7. SHARE CAPITAL

As at June 30, 2023, the authorized share capital consists of an unlimited number of common shares and an unlimited number of preferred shares without par value.

In November 2022, the Company filed a short form base shelf prospectus to qualify the issuance of debt securities, warrants, subscription receipts and share purchase contracts up to an aggregate amount of $200,000,000. In connection with the filing of the short form base shelf prospectus, the Company extended then terminated its 2021 ATM Program and filed a new prospectus supplement to establish a new ATM equity program (the "2022 ATM Program") to distribute up to $25,000,000 of common shares of the Company. The common shares under the 2022 ATM Program will be issued by the Company to the public from time to time, through the agents, at the Company's discretion. The distribution agreement for the 2022 ATM Program terminates on the earlier of (a) the date that the aggregate gross sales proceeds of the shares sold under the ATM equity program reaches the aggregate amount of $25,000,000 ($21,713,970 remaining as at June 30, 2023), or (b) December 18, 2024.

Issued share capital

There are no preferred shares issued and outstanding.

During the six months ended June 30, 2023, the Company issued 2,063,400 (2021 - 154,600) common shares pursuant to its ATM program for gross proceeds of $3,286,030 (2022 - $526,839) with aggregate share issuance costs paid and/or accrued of $198,014 (2022 - $109,236).

NOVA ROYALTY CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in Canadian Dollars)

FOR THE SIX MONTHS ENDED JUNE 30, 2023

7. SHARE CAPITAL (cont'd…)

Stock options

The Company has a stock option plan approved by the Company's shareholders. The maximum number of shares that may be reserved for issuance under the plan is limited to 10% of the issued common shares of the Company at any time, less the amount reserved for equity settled RSUs. The vesting terms, if any, are determined by the Company's Board of Directors at the time of the grant.

The continuity of stock options for the six months ended June 30, 2023 is as follows:

		Weighted
		average
		exercise
	Outstanding	price
As at December 31, 2022	5,820,000	2.28
Granted	1,347,500	1.47
Exercised	(760,000)	0.25
Cancelled	(20,834)	0.25
As at June 30, 2023	6,386,666	$3.59

The weighted average remaining life of stock options outstanding is 3.59 (December 31, 2022 - 3.45) years. The Company's outstanding and exercisable stock options as at June 30, 2023 are as follows:

Expiry date	Exercise price	Outstanding	Exercisable
March 1, 2024	$0.25	294,166	294,166
March 1, 2026	$4.75	325,000	325,000
August 27, 2026	$3.30	2,630,000	1,315,000
July 20, 2027	$1.56	1,790,000	-
February 23, 2028	$1.47	1,347,500	-
		6,386,666	1,934,166

Subsequent to June 30, 2023, 566,666 stock options were cancelled.

Restricted share units

The continuity of RSUs for the six months ended June 30, 2023 is as follows:

Outstanding
As at December 31, 2022	510,634
Granted	1,907,500
Settled	(268,934)
Cancelled	(23,100)
As at June 30, 2023	2,126,100

As at June 30, 2023, the weighted average remaining life of the RSUs outstanding was 2.09 (December 31, 2022 - 0.61) years with vesting periods of up to 48 months.

The Company's outstanding RSUs as at June 30, 2023 are as follows:

Final vesting date	Outstanding	Unvested
April 27, 2022	80,000	-
March 1, 2024	138,600	110,550
February 22, 2025	1,307,500	1,307,500
February 22, 2027	600,000	600,000
	2,126,100	2,018,050

Subsequent to June 30, 2023, 33,000 RSUs were cancelled.

NOVA ROYALTY CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in Canadian Dollars)

FOR THE SIX MONTHS ENDED JUNE 30, 2023

7. SHARE CAPITAL (cont'd…)

Share based compensation and share based compensation reserve

During the six months ended June 30, 2023, the Company granted 1,347,500 (2022 - Nil) stock options with a weighted average fair value of $0.68 (2022 - $Nil) per option. The fair value of the stock options granted was estimated using the Black-Scholes option pricing model with the following assumptions:

	Six months	Six months
	ended	ended
	June 30	June 30
Weighted average:	2023	2022
Risk free interest rate	3.40%	N/A
Expected dividend yield	0%	N/A
Expected stock price volatility	49%	N/A
Expected life in years	5	N/A
Forfeiture rate	0%	N/A

During the six months ended June 30, 2023, the Company granted 1,907,500 RSUs with a fair value of $1.47 per RSU. The fair value of the RSUs granted was determined using the Company's share price on the TSX-V on the date of grant.

During the three and six months ended June 30, 2023, the Company recorded share-based compensation expense of $1,036,827 and $1,820,304 respectively (2022 - $940,201 and $2,077,471), of which $595,951 and $1,181,858 respectively (2022 - $791,639 and $1,636,905) represents the fair value of options vested during the period, and $440,876 and $638,446 respectively (2022 - $148,562 and $440,566) represents the fair value of RSUs vested during the period, with the offsetting amounts credited to share based compensation reserve.

8. GENERAL AND ADMINISTRATIVE EXPENSES

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	June 30	June 30	June 30	June 30
	2023	2022	2023	2022
Management and board fees	$372,784	$218,718	$711,551	$296,484
Severance	477,553	-	477,553	-
Corporate administration	70,128	134,766	154,094	257,451
Regulatory and insurance costs	103,578	152,449	188,672	219,696
Legal and audit	172,144	131,240	328,265	232,468
Consultants	226,765	174,340	328,320	348,470
Investor relations	19,411	118,560	78,085	243,536
	$1,442,363	$930,073	$2,266,540	$1,598,105

9. RELATED PARTY BALANCES AND TRANSACTIONS

The Company considers key management personnel to include its directors, and senior officers and any entity controlled by them. The aggregate value of transactions and outstanding balances relating to key management personnel were as follows:

		Salary or	Share-based
For the six months ended June 30, 2023	Severance	director fees	payments	Total
Senior officers	$477,553	$185,256	$320,465	$983,274
Directors	-	264,499	847,903	1,112,402
	$477,553	$449,755	$1,168,368	$2,095,676

		Salary or	Share-based
For the six months ended June 30, 2022	Severance	director fees	payments	Total
Senior officers	$-	$82,593	$357,260	$439,853
Directors	-	193,174	933,288	1,126,462
	$-	$275,767	$1,290,548	$1,566,315

NOVA ROYALTY CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in Canadian Dollars)

FOR THE SIX MONTHS ENDED JUNE 30, 2023

9. RELATED PARTY BALANCES AND TRANSACTIONS (cont'd…)

Included in the table above, during the six months ended June 30, 2023, the Company paid $56,422 (2022 - $73,174) to a director for oversight function provided by the ATM committee.

In addition to the amounts in the table above, during the six months ended June 30, 2023, the Company paid or accrued $109,000 (2022 - $90,000) to Seabord Services Corp. ("Seabord"). Seabord provides the following services: a CFO, Corporate Secretary, accounting and administration staff, and office space to the Company.

As at June 30, 2023, included in accounts payable and accrued liabilities is $48,149 (December 31, 2022 - $109,092) payable to key management personnel for fees and reimbursable expenses and $10,000 (2022- $Nil) to Seabord.

During the six months ended June 30, 2023, the Company settled its commitment to issue 57,144 common shares to Seabord for services rendered during 2020, through the issuance of RSUs. As a result, the value recognized as a commitment to issue shares of $28,572 as at December 31, 2022 was reclassified to share based compensation reserve.

During the six months ended June 30, 2023, the Company reallocated 1,580,000 unvested stock options and 630,000 unvested RSUs. None of the terms of the stock options and RSUs were modified from the initial grant date.

10. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Significant non-cash investing and financing activities

During the six months ended June 30, 2023, the Company had the following non-cash investing and financing activities not disclosed elsewhere:

a) accrued $1,099,467 (2022 - $1,358,865) in accounts payable and accrued liabilities pursuant to royalty interest acquisition agreements and acquisitions in process costs; and

b) Issued 2,119,003 (2022 - 218,551) common shares for royalty interest acquisitions with a fair value of $3,451,776 (2022 - $676,265).

11. FINANCIAL INSTRUMENTS

The Company classified its financial instruments as follows:

	June 30	December 31
	2023	2022
Financial assets - amortized cost:
Cash	$2,302,770	$1,087,378
Royalty receivable	1,086,744	854,874
Other receivables	1,938	1,938
Financial liabilities - amortized cost:
Accounts payable and accrued liabilities	618,582	954,558
Royalty interest acquisition payables	993,000	1,344,441
Convertible debentures (liability portion)	13,898,022	9,151,616

Financial instruments recorded at fair value on the statements of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels: (a) Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities; (b) Level 2 - Inputs other than quoted prices that are observable for assets or liabilities, either directly or indirectly; and (c) Level 3 - Inputs for assets and liabilities that are not based on observable market data. The fair value hierarchy requires the use of observable market inputs whenever such inputs exist. A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value. The Company has no financial instruments recorded at fair value on the statements of financial position.

NOVA ROYALTY CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in Canadian Dollars)

FOR THE SIX MONTHS ENDED JUNE 30, 2023

11. FINANCIAL INSTRUMENTS (cont'd…)

The carrying value of cash, receivables, and accounts payable and accrued liabilities approximates their fair value due to the short-term nature of these instruments. The carrying value of the liability portion of the convertible debentures is estimated to approximate their fair value.

The Company's activities expose it to financial risks of varying degrees of significance, which could affect its ability to achieve its strategic objectives for growth and shareholder returns. The principal financial risks to which the Company is exposed are metal price risk, credit risk, liquidity risk, currency risk, and interest rate risk. The Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework and reviews the Company's policies on an ongoing basis.

Capital risk management

Capital is comprised of the Company's shareholders' equity and the liability portion of the convertible debentures. The Company's objectives when managing capital are to maintain financial strength and to protect its ability to meet its ongoing liabilities, to continue as a going concern, to maintain creditworthiness and to maximize returns for shareholders over the long term. Protecting the ability to pay current and future liabilities includes cash flow budgeting and maintaining access to capital through equity financings and debt. The Company is subject to an externally imposed financial capital covenant as disclosed in Note 6.

Credit risk

Credit risk is the risk of loss arising from an operator or counter party to a financial instrument failing to meet its contractual obligations. The Company's credit risk is primarily attributable to its cash and receivables. The Company limits exposure to credit risk by maintaining its cash with large financial institutions. The Company's exposure with respect to its receivable is primarily related to royalty revenue receivable from one mine operator, which management considers to be nominal at period-end.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company attempts to ensure there is sufficient funds to meet short-term business requirements, after taking into account cash flows from operations and the Company's holdings of cash as well as anticipated proceeds from future financings. The Company believes that these sources are sufficient to cover the short-term cash requirements, but that further funding will be required to meet long-term requirements (see Note 1). The Company's convertible debentures mature on October 7, 2024 as disclosed in Notes 6 and 12.

Market risk

Currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company primarily operates in Canada and receives royalty revenue in United States dollars and incurs some expenditures in currencies other than Canadian dollars. The Company has not hedged its exposure to currency fluctuations. Based on the net exposure, as at June 30, 2023, and assuming that all other variables remain constant, a 1% depreciation or appreciation of the Canadian dollar against the United States dollar would result in an increase/decrease in the Company's pre-tax income or loss of approximately $1,000.

Interest rate risk

Interest rate risk refers to the risk that the value of a financial instrument or cash flows associated with the instrument will fluctuate due to changes in market interest rates. The Company does not have material interest rate risk exposure as its debt facilities are at fixed interest rates.

NOVA ROYALTY CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in Canadian Dollars)

FOR THE SIX MONTHS ENDED JUNE 30, 2023

12. COMMITMENTS

As at June 30, 2023, the following are the remaining contractual maturities of financial liabilities. The amounts are gross and undiscounted, and include all contractual interest payments:

	Less than	1 to
	1 year	2 years	Total
Trade and other payables	$132,503	-	$132,503
Accrued liabilities	486,079	-	486,079
Payments related to acquisitions - cash (Note 4)	993,000	-	993,000
Convertible debenture:
Interest and standby charge	1,027,044	2,872,866	3,899,910
Principal	-	12,200,000	12,200,000
	$2,638,626	$15,072,866	$17,711,492

In addition to the commitments payable above, the Company could in the future have additional contingent commitment amounts payable in cash and/or common shares related to the acquisition of royalty interests as disclosed in Note 4 and 13. However, these payments have not been accrued as they are subject to milestone conditions that have not occurred as at June 30, 2023.

13. EVENTS AFTER REPORTING DATE

Subsequent to June 30, 2023, the Company:

• Acquired an additional 0.03% NSR royalty on Hudbay's Copper World Complex project for upfront consideration of US$340,000 in cash (paid July 2023), and US$170,000 in common shares, for which Nova issued 134,646 common shares in July 2023. An additional US$890,000 is payable as follows:

o US$150,000 in cash, payable 12 months after closing of the agreement; and

o US$740,000 in cash due 30 days following the later of 12 months after the announcement of full- scale production and the receipt of the first three royalty payments under the agreement; and

• Acquired a 0.25% NSR royalty on Newmont Corporation's (NYSE: NEM) Tatogga Property, which contains the Saddle North copper-gold-silver deposit located in British Columbia, Canada. Upfront consideration of $1,000,000 in cash, and $2,750,000 in common shares, for which Nova issued 2,159,429 common shares were both paid on closing of the transaction in July 2023.

Schedule C

[See attached]

PRO FORMA INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION As at June 30, 2023 (Unaudited - Expressed in thousands of United States dollars, unless otherwise indicated)

						Metalla
				Pro Forma	Note	Pro Forma
	Nova	Nova	Metalla	Adjustments	6	Consolidated
	C$	US$	US$	US$		US$
ASSETS
Current assets
Cash and cash equivalents	$2,303	$1,739	$11,710	$8,556	a,b	$22,005
Accounts receivable	1,109	838	1,584	-	a	2,422
Derivative royalty asset	-	-	1,254	-		1,254
Prepaid expenses and other	327	247	827	-	a	1,074
Total current assets	3,739	2,824	15,375	8,556		26,755

Non-current assets
Royalty, stream, and other interests	92,167	69,613	129,401	78,323	a,c	277,337
Investment in Silverback	-	-	511	-		511
Total non-current assets	92,167	69,613	129,912	78,323		277,848
TOTAL ASSETS	$95,906	$72,437	$145,287	$86,879		$304,603

LIAB ILITIES A ND EQUITY
LIAB ILITIES
Current liabilities
Trade and other payables	$619	$467	$1,604	$4,073	a,e	$6,144
Current acquisition payables	993	750	-	-	a	750
Current portion of loans payable	-	-	5,150	-		5,150
Total current liabilities	1,612	1,217	6,754	4,073		12,044
Non-current liabilities
Loans payable	13,898	10,497	2,716	(2,802)	a,d	10,411
Derivative loan liability	-	-	370	2,746	d	3,116
Acquisition payable	-	-	1,928	-		1,928
Deferred income tax liabilities	-	-	427	-		427
Total non-current liabilities	13,898	10,497	5,441	(56)		15,882
Total liabilities	15,510	11,714	12,195	4,017		27,926

EQUITY
Share capital	99,503	75,153	178,973	66,577	a,f	320,703
Equity portion of convertible debentures	378	286	-	(286)	a,f	-
Reserves	6,985	5,276	12,296	(3,421)	a,f	14,151
Deficit	(26,470)	(19,992)	(58,177)	19,992	a,f	(58,177)
Total equity	80,396	60,723	133,092	82,862		276,677
TOTAL LIABILITIES AND EQUITY	$95,906	$72,437	$145,287	$86,879		$304,603

PRO FORMA INTERIM CONSOLIDATED STATEMENT OF INCOME (LOSS) For the six months ended June 30, 2023 (Unaudited - Expressed in thousands of United States dollars, except for share and per share amounts)

				Pro Forma	Note	Metalla
						Pro Forma
	Nova	Nova	Metalla	Adjustments	6	Consolidated
	C$	US$	US$	US$		US$
Revenue from royalty interests	$1,112	$825	$1,940	$-	g	$2,765
Depletion on royalty interests	(778)	(577)	(913)	(310)	g,h	(1,800)
Gross profit	334	248	1,027	(310)		965

General and administrative expenses	(2,267)	(1,682)	(2,102)	-	g	(3,784)
Share-based payments	(1,820)	(1,351)	(1,467)	-	g	(2,818)
Royalty interest impairment	-	-	(1,302)	-	g	(1,302)
Project evaluation costs	(300)	(223)	-	-		(223)
Loss from operations	(4,053)	(3,008)	(3,844)	(310)		(7,162)

Share of net income of Silverback	-	-	33	-		33
Mark-to-market gain on derivative royalty asset	-	-	483	-	i	483
Mark-to-market gain on derivative loan liability	-	-	58	-		58
Interest expense	(515)	(382)	(657)	(80)	g,i	(1,119)
Finance charges	(192)	(143)	(78)	-	g	(221)
Loss on extinguishment of loan payable	-	-	(1,417)	-		(1,417)
Gain on sales of mineral claims	-	-	5,093	-		5,093
Foreign exchange loss	(23)	(17)	(222)	-	g	(239)
Other expenses	-	-	(49)	-		(49)
	(4,783)	(3,550)	(600)	(390)		(4,540)
Loss before income taxes
Current income tax expense	-	-	(1,113)	-		(1,113)
Deferred income tax recovery (expense)	60	45	(130)	-	g	(85)
Net loss and comprehensive loss	$(4,723)	$(3,505)	$(1,843)	$(390)		$(5,738)

Earnings (loss) per share - basic and diluted	$(0.05)	$(0.04)	$(0.04)			$(0.07)

PRO FORMA CONSOLIDATED STATEMENT OF INCOME (LOSS)

For the year ended December 31, 2022

(Unaudited - Expressed in thousands of United States dollars, except for share and per share amounts)

				Pro Forma	Note	Metalla
						Pro Forma
	Nova	Nova	Metalla	Adjustments	6	Consolidated
	C$	US$	US$	US$		US$
Revenue from royalty interests	$1,997	$1,534	$2,413	$-	g	$3,947
Depletion on royalty interests	(1,201)	(923)	(1,808)	(479)	g,h	(3,210)
Gross profit	796	611	605	(479)		737

General and administrative expenses	(3,818)	(2,954)	(3,886)	-	g	(6,840)
Share-based payments	(3,697)	(2,841)	(2,880)	-	g	(5,721)
Royalty interest impairment	-	-	(3,660)	-		(3,660)
Loss from operations	(6,719)	(5,184)	(9,821)	(479)		(15,484)
						(589)
Share of net loss of Silverback	-	-	(589)	-	i
Mark-to-market gain on derivative royalty asset	-	-	532	-		532
Interest expense	(833)	(640)	(1,287)	(165)	g,i	(2,092)
Finance charges	(252)	(193)	(138)	-	g	(331)
Gain on extension of loan payable		-	346	-		346
Fair value adjustment on marketable securities		-	(17)	-		(17)
Foreign exchange gain (loss)	(72)	(56)	35	-	g	(21)
Other income	-	-	53	-		53
Loss before income taxes	(7,876)	(6,073)	(10,886)	(644)		(17,603)
Current income tax expense	-	-	(53)	-		(53)
Deferred income tax recovery	5	4	11	-	g	15
Net loss and comprehensive loss	$(7,871)	$(6,069)	$(10,928)	$(644)		$(17,641)

Earnings (loss) per share - basic and diluted	$(0.09)	$(0.07)	$(0.24)			$(0.22)

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2023

(Unaudited - Expressed in thousands of United States dollars, unless otherwise indicated, except for shares, and per share amounts)

1. DESCRIPTION OF PROPOSED ACQUISITION

On September 7, 2023, Metalla Royalty & Streaming Ltd. ("Metalla") and Nova Royalty Corp. ("Nova") entered into an arrangement agreement (the "Arrangement Agreement") pursuant to which Metalla agreed, subject to certain terms and conditions, to acquire all of the issued and outstanding common shares of Nova (the "Nova Shares"), with the combined company to continue under the name "Metalla Royalty & Streaming Ltd." (the "Transaction"). Pursuant to the Arrangement Agreement, Nova shareholders will receive 0.36 of a common share of Metalla (each whole share, a "Metalla Share") for each Nova Share held immediately prior to the Transaction (other than with respect to holders of Nova Shares exercising dissent rights). In accordance with the Arrangement Agreement, each Nova Restricted Share Unit ("RSU") will vest into a Nova Share at the close of the Transaction and will be exchanged for 0.36 of a Metalla Share, and each Nova stock option will be replaced with a fully vested replacement option. All replacement options will be adjusted as per the terms of the Arrangement Agreement and be exercisable into Metalla Shares.

Based on the assumptions set out above, upon closing of the Transaction, existing Metalla and Nova shareholders will own approximately 60.41% and 39.59% of the combined company, respectively. Completion of the Transaction is contingent upon the approval of the shareholders of Nova, court approval, regulatory approvals, and certain other customary conditions.

Strategic Partnership with Beedie Capital

Concurrent with closing the Transaction, Beedie Capital ("Beedie"), an Insider (as such term is defined in the policies of the TSX Venture Exchange (the "TSXV")) of Nova, has agreed to:

• subscribe for C$15.0 million in an equity placement of Metalla;

• amend and increase the existing convertible loan agreement with Metalla (the "Metalla Convertible Loan"); and

• terminate its convertible loan agreement with Nova (the "Nova Convertible Loan").

Equity Placement

Beedie has entered into a subscription agreement to complete a C$15.0 million equity placement (the "Equity Placement") in Metalla, pursuant to which it has agreed, subject to certain conditions, to subscribe for 2,835,539 subscription receipts (the "Subscription Receipts"), at a price of C$5.29 per Subscription Receipt, which was the closing price of the Metalla Shares on September 7, 2023, the day prior to the announcement of the Transaction. Upon closing of the Transaction, and subject to certain conditions, each Subscription Receipt will convert into one Metalla Share, without payment of additional consideration or further action. After the conversion of the Subscription Receipts into Metalla Shares, Beedie is expected to beneficially hold approximately 8.7 million Metalla Shares, representing approximately 9.7% of the issued and outstanding common shares of the combined company on a non-diluted basis and approximately 12.7% on a partially diluted basis assuming conversion of all draws under the amended Metalla Convertible Loan.

Metalla Convertible Loan

Metalla and Beedie have entered into an amended and restated convertible loan facility (the "A&R Metalla Convertible Loan Facility") to amend and restate the Metalla Convertible Loan dated July 28, 2020, the key terms of which are as follows:

• increase the loan facility from C$25.0 million to C$50.0 million;

• drawdown C$16.4 million at a conversion price of C$6.00 per share, to repay the C$4.2 million principal outstanding under the Metalla Convertible Loan, and the C$12.2 million principal outstanding under the Nova Convertible Loan;

• drawdown an amount equal to the accrued and unpaid interest and fees outstanding under the Nova Convertible Loan as at the time of the closing of the Transaction, with the accrued and unpaid interest having a conversion price equal to the market price of the shares of Metalla at the time of conversion, and the accrued and unpaid fees shall not be convertible into common shares of Metalla;

• pay an amendment fee of C$0.1 million; and

• for an eighteen-month period from the close of the Transaction, accrue the 10.0% interest to the principal.

The A&R Metalla Convertible Loan Facility will become effective on the date of completion of the Transaction, provided that certain conditions have been satisfied.

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2023

(Unaudited - Expressed in thousands of United States dollars, unless otherwise indicated, except for shares, and per share amounts)

Nova Convertible Loan

As per the A&R Metalla Convertible Loan Facility and as discussed above, and concurrent with closing of the Transaction, Metalla will draw down on the A&R Metalla Convertible Loan Facility and pay out and discharge all obligations under the Nova Convertible Loan and the facility will be terminated.

2. BASIS OF PRESENTATION

These unaudited pro forma consolidated financial statements have been prepared in connection with the Transaction and have been prepared from information derived from, and should be read in conjunction with the financial statements of Metalla and Nova, each prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, specifically:

1. the audited consolidated financial statements for the year ended December 31, 2022, and the unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2023, of Metalla; and

2. the audited consolidated financial statements for the year ended December 31, 2022, and the unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2023, of Nova.

These unaudited pro forma consolidated financial statements include:

a) An unaudited pro forma interim consolidated statement of financial position as of June 30, 2023, combining:

• the unaudited condensed interim consolidated statement of financial position of Metalla as of June 30, 2023;

• the unaudited condensed consolidated interim statement of financial position of Nova as of June 30, 2023; and

• the adjustments described in Note 6.

This unaudited pro forma interim consolidated statement of financial position as at June 30, 2023, assumes the Transaction occurred on June 30, 2023.

b) An unaudited pro forma interim consolidated statement of income (loss) for the six months ended June 30, 2023, combining:

• The unaudited condensed interim consolidated statement of loss and comprehensive loss of Metalla for the six months ended June 30, 2023;

• The unaudited condensed consolidated interim statement of loss and comprehensive loss of Nova for the six months ended June 30, 2023; and

• the adjustments described in Note 6.

This pro forma interim consolidated statement of income (loss) for the six months ended June 30, 2023, assumes the Transaction occurred on January 1, 2022.

c) An unaudited pro forma consolidated statement of income (loss) for the year ended December 31, 2022, combining:

• The audited consolidated statement of loss and comprehensive loss of Metalla for the year ended December 31, 2022;

• The audited consolidated statement of loss and comprehensive loss of Nova for the year ended December 31, 2022; and

• the adjustments described in Note 6.

This pro forma consolidated statement of income (loss) for the year ended December 31, 2022, assumes the Transaction occurred on January 1, 2022.

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2023

(Unaudited - Expressed in thousands of United States dollars, unless otherwise indicated, except for shares, and per share amounts)

The unaudited pro forma consolidated financial statements have been prepared for illustrative purposes only to show the effect of the Transaction. The unaudited pro forma consolidated financial statements reflect that Metalla acquired all of Nova's outstanding shares and the Transaction has been recorded as an asset acquisition. The unaudited pro forma consolidated financial statements are not intended to be indicative of Metalla's financial position or the results that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Actual amounts recorded upon completion of the Transaction will likely differ from those recorded in the unaudited pro forma consolidated financial statements and such differences could be material.

The historical consolidated financial statements have been adjusted to give effect to unaudited pro forma events that are: (i) directly attributable to the Transaction; (ii) factually supportable; and (iii) with respect to the unaudited pro forma consolidated statements of income, expected to have a continuing impact on the consolidated financial results post‐Transaction.

The unaudited pro forma consolidated financial statements do not reflect and do not give effect to: (i) any integration costs that may be incurred as a result of the Transaction; (ii) synergies, operating efficiencies and cost savings that may result from the Transaction; or (iii) or any other benefits expected to be derived from combining the companies. Further, the pro forma financial information is not necessarily indicative of the results of operations that may be obtained in the future.

3. SIGNIFICANT ACCOUNTING POLICIES

The accounting policies used in the preparation of the unaudited pro forma consolidated financial statements as at and for the six months ended June 30, 2023, and for the year ended December 31, 2022, are those set out in Metalla's consolidated financial statements for the three and six months ended June 30, 2023, and for the year ended December 31, 2022. In preparing the unaudited pro forma consolidated financial statements, a preliminary review was undertaken to identify whether there are any accounting policy differences between the accounting policies used by Nova where the impact was potentially material to the unaudited pro forma consolidated financial statements and could be reasonably estimated. Based on this preliminary review, Metalla has not identified any accounting policies applicable to similar transactions undertaken by Nova that differ materially from those followed by Metalla that would have a significant impact on the unaudited pro forma consolidated financial statements.

4. USE OF ESTIMATES

For purposes of the unaudited pro forma consolidated financial statements, the Transaction will be accounted for as an asset acquisition. In an asset acquisition, the cost of the acquisition is allocated to the individual identifiable assets and liabilities based on their relative fair values at the date of acquisition.

The fair value assumptions with respect to the assets acquired and liabilities assumed have been based on preliminary valuation information and due diligence performed by Metalla. A final determination of the fair value of the acquired assets and liabilities will be performed in conjunction with the preparation of Metalla's financial statements for the period including the completion date of the Transaction. Changes in the fair values of the assets acquired and liabilities assumed upon completion of the final valuations will result in adjustments to the values reflected in the unaudited pro forma consolidated statement of financial position and unaudited pro forma consolidated statements of income (loss). The final estimate of purchase consideration and the fair value of acquired assets and liabilities may differ from the amounts reflected below.

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2023

(Unaudited - Expressed in thousands of United States dollars, unless otherwise indicated, except for shares, and per share amounts)

5. CONSIDERATION AND PURCHASE PRICE ALLOCATION

For purposes of the unaudited pro forma consolidated financial statements, the estimated purchase consideration for the Transaction is based on the closing price of Metalla shares on the TSX on September 7, 2023, of C$5.29. At the exchange ratio of 0.36 (Note 1) (the "Exchange Ratio"), the pro forma value per Nova Share is C$1.90. The value of the purchase consideration will change based on fluctuations in the trading price of the Metalla Shares and the number of Nova Shares outstanding on the closing of the Transaction. Other elements of the purchase consideration include Nova's stock options to be exchanged for Metalla replacement options, and Transaction costs capitalized as part of the asset acquisition.

As of the date of these unaudited pro forma statements, the value of the consideration to be paid by Metalla upon the completion of the Transaction will be determined based on the closing price of the Metalla Shares on the closing date of the Transaction. Further, no effect has been given to any other new Metalla Shares or other equity awards that may be issued or granted subsequent to June 30, 2023, and before the closing date of the Transaction. As a result, the pro forma adjustments are preliminary and are subject to change as additional information becomes available and as additional analysis is performed. The preliminary pro forma adjustments have been made solely for the purpose of providing the unaudited pro forma financial information.

The final purchase price allocation may be materially different than that reflected in the pro forma purchase price allocation presented below.

Purchase Consideration:
Number of Metalla Shares to be issued to Nova shareholders (91,807,109 Nova Shares outstanding as at June 30, 2023 x 0.36 exchange ratio)	33,050,559
Closing price of Metalla Share on September 7, 2023, on TSXV	C$5.29
C$/US$ exchange rate on September 7, 2023	1.3680
Market value of Metalla Shares issued to Nova shareholders	$127,805
Value of Nova RSUs settled in Metalla shares[1]	$2,960
Value of Nova share options converted to Metalla share options[2]	$1,855
Nova long-term debt repaid as part of the Transaction	$10,441
Transaction costs	$2,409
Estimated purchase consideration	$145,470

1. Calculated based on the number of RSUs of Nova outstanding at June 30, 2023, multiplied by the Exchange Ratio, Metalla's closing share price on September 7, 2023 (the business date prior to the announcement of the Transaction) of C$5.29, and the C$/US$ exchange rate on September 7, 2023, of 1.3680. The Nova RSUs are fully vested at the close of the Transaction.

2. Calculated using a Black-Scholes valuation model and assumes all Nova share options outstanding as at June 30, 2023, are exchanged for Metalla share options.

The following table illustrates the preliminary unaudited pro forma fair values of the identifiable assets and liabilities assumed as of June 30, 2023:

Cash and cash equivalents	$1,739
Accounts receivable	838
Prepaid expenses and other	247
Mineral interests	147,935
Current liabilities	(5,290)
Total assets acquired, net of liabilities assumed	$145,470

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2023

(Unaudited - Expressed in thousands of United States dollars, unless otherwise indicated, except for shares, and per share amounts)

6. PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

The unaudited pro forma consolidated financial statements reflect the following assumptions and adjustments to give effect to the Transaction as if it had occurred on June 30, 2023, for the pro forma consolidated statement of financial position, and January 1, 2022, for the pro forma consolidated statements of income (loss).

The unaudited pro forma interim statement of financial position as at June 30, 2023, includes the following pro forma assumptions and adjustments:

a) Nova's financial position as at June 30, 2023, has been converted from C$, Nova's presentation currency, to the US$, Metalla's presentation currency, using a C$/US$ exchange rate of 1.3240, the closing exchange rate as at June 30, 2023;

b) a net increase in cash and cash equivalents of $8,556, reflecting the $10,965 Equity Placement, offset by the $2,409 in expected costs of the Transaction for Metalla;

c) an increase of $78,323 in royalty, stream, and other interests, as a result of recording Nova's royalty interests at fair value;

d) a decrease in loans payable of $2,802 and an increase in derivative loan liability of $2,746, reflecting a drawdown of C$14.3 million (includes C$12.2 million principal outstanding under the Nova Convertible Loan and C$2.1 million in accrued and unpaid interest and fees outstanding under the Nova Convertible Loan as at June 30, 2023) from the A&R Metalla Convertible Loan Facility to repay and retire the Nova Convertible Loan facility. The amount that Metalla has to repay under its loan facility will vary depending on the changes in the C$/US$ exchange rate, therefore the conversion feature of each draw down is accounted for as a non-cash derivative loan liability which is accounted for at fair value through profit or loss. For purposes of the pro forma consolidated interim statement of financial position as at June 30, 2023, Metalla estimated the fair value of the non-cash derivative loan liability using a Black-Scholes option pricing model, and the difference between the fair value of the loan and the value of the derivative loan liability was allocated to loans payable;

e) an increase of $4,073 to trade and other payables, reflecting the transaction costs expected to be incurred by Nova; and

f) a net increase to Metalla's shareholders' equity of $82,862, reflecting the issuance of $143,585 of Metalla Shares (includes $132,620 for Metalla Shares issued as per Note 5, and $10,965 for Metalla Shares issued as per the Equity Placement), offset by the elimination of Nova's historical shareholders' equity of $60,723.

The unaudited pro forma interim statement of income (loss) for the six months ended June 30, 2023, and the year ended December 31, 2022, include the following pro forma assumptions and adjustments:

g) Nova's statement of income (loss) for the six months ended June 30, 2023, and year ended December 31, 2022, have been converted from C$, Nova's presentation currency, to the US$, Metalla's presentation currency, using a C$/US$ exchange rate of 1.3477 and 1.3013, respectively, being the average C$/US$ exchange rate for the respective periods;

h) an increase in depletion of $310 and $479, as a result of pro forma fair value adjustments related to assets subject to depletion identified in the estimated purchase price allocation; and

i) an increase in interest expense of $80 and $165, which includes an increase in interest expense for borrowing under the A&R Metalla Convertible Loan Facility as described in Note 6d above, assuming a 10.0% interest rate compared to an interest rate of 8.5% on the Nova Convertible Loan facility. The amount that Metalla has to repay under its loan facility will vary depending on the changes in the C$/US$ exchange rate, therefore the conversion feature of each draw down is accounted for as a non-cash derivative loan liability which is accounted for at fair value through profit or loss. For purposes of the pro forma interim statement of income (loss) for the six months ended June 30, 2023, and year ended December 31, 2022, Metalla has not estimated the change in value of a non-cash derivative loan liability and has only calculated the additional interest expense that would have been incurred.

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

As at June 30, 2023

(Unaudited - Expressed in thousands of United States dollars, unless otherwise indicated, except for shares, and per share amounts)

7. UNAUDITED PRO FORMA SHARE CAPITAL

Metalla's unaudited pro forma share capital after the Transaction as at June 30, 2023, has been determined as:

	Common Shares	Amount
Issued and outstanding as at June 30, 2023	52,837,858	$178,973
Metalla Shares issued in exchange for Nova Shares (Note 5)	33,050,559	127,805
Metalla Shares issued in exchange for Nova RSUs (Note 5)	765,396	2,960
Metalla Shares issued for Beedie Equity Placement (Note 1)	2,835,539	10,965
Pro forma balance issued and outstanding	89,489,352	$320,703

8. PRO FORMA LOSS PER SHARE

For the purposes of the unaudited pro forma consolidated financial statements, the basic and diluted net loss per share has been calculated based on the actual basic and diluted weighted average number of Metalla common shares outstanding for the respective period as well as the number of shares issued in connection with the Transaction as if the Transaction had occurred on January 1, 2022:

	Six months	Year ended
	ended June 30,	December 31,
	2023	2022
Weighted average number of Metalla Shares outstanding - basic and diluted	51,376,252	44,798,615
Metalla Shares issued in exchange for Nova Shares (Note 5)	33,050,559	33,050,559
Metalla Shares issued in exchange for Nova RSUs (Note 5)	765,396	765,396
Metalla Shares issued for Beedie Equity Placement (Note 1)	2,835,539	2,835,539
Pro forma weighted average number of Metalla Shares outstanding - basic and diluted	88,027,746	81,450,109
Pro forma consolidated net loss	$5,738	$17,641
Pro forma loss per share - basic and diluted	$0.07	$0.22